UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar and Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	deterioration in economic, political and social conditions in the United Kingdom and Europe, North America, China and other markets in which JLR operates and sells its products could have a significant adverse impact on its sales and results of operations;

•	the impact of the United Kingdom’s contemplated exit from the European Union on JLR’s business, including potential changes in export volumes and customer behaviour, potential currency fluctuations, an uncertain regulatory climate and general macroeconomic instability;

•	intensifying industry competition that could materially and adversely affect JLR’s sales and results of operations;

2

•	new industry consolidation or alliances that allow JLR’s competitors to make strategic cost savings;

•	the potential for new drive technologies being developed and the resulting effects on the automobile market;

•	delays or limited availability of key inputs and related cost increases as a result of accidents or natural disasters;

•	new or changing laws, regulations and government policies, including those specifically regarding the automotive industry, such as industrial licensing, environmental regulations, safety regulations and the potential that JLR may not be able to comply with these regulations and requirements;

•	import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	the implementation and success of competitive new products, designs and innovations, and changing consumer demand for the premium cars and all-terrain vehicles JLR sells;

•	future customer demand for premium performance cars and all-terrain vehicles;

•	the purchasing power of retail customers in the future and general consumer confidence for retail and corporate customers;

•	the availability and cost of consumer finance to JLR’s customers and fluctuations in used car valuations;

•	future over-dependence on certain key markets increasing the risk of negative impact following adverse changes in consumer demand in those markets;

•	the implementation of new projects, including overseas joint ventures or automotive manufacturing facilities, and growth strategies, including cost-reduction efforts and entry into new markets and any potential mergers and acquisitions in the future;

•	JLR’s operations could expose it to economic, political and other risks, including unexpected changes in regulatory and legal regimes, governmental investigations, political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labor strikes and other risks in the markets in which JLR operates and in emerging market countries in which it plan to expand;

•	under-performance of JLR’s distribution channels may adversely affect its sales and results of operations;

3

•	disruptions to JLR’s supply chains or shortages of essential raw materials that may adversely affect its production and results of operations;

•	increases in input prices that may have a material adverse impact on JLR’s result of operations;

•	changes in requirements under long term supply arrangements committing JLR to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, which could have a material adverse impact on JLR’s financial condition or results of operations;

•	disruptions to JLR’s manufacturing, design and engineering facilities and their operations;

•	the seasonal effect of a substantial decrease in JLR’s sales during certain quarters, which could have a material adverse impact on its financial condition;

•	credit and liquidity risks and the terms on which JLR finances its working capital and capital and product development expenditures and investment requirements;

•	fluctuations in the currency exchange rate of JLR’s revenues against those currencies in which it incur costs and its functional currency;

•	interest rate fluctuations, which may affect the cost of JLR’s interest-bearing assets and liabilities;

•	potential product liability, warranties and recalls of the products JLR manufactures;

•	the protection and preservation of JLR’s intellectual property;

•	the risks associated with joint ventures with third parties;

•	any future failure to implement and manage JLR’s strategy;

•	any future requirement to impair the value of JLR’s intangible assets in its financial statements;

•	potential labor unrest and the loss of one or more key personnel or the potential inability to attract and retain highly qualified employees;

•	pension obligations, which may prove more costly than currently anticipated, and the market value of assets in JLR’s pension plans, which could decline;

•	JLR’s potential inability to obtain insurance for certain risks under terms acceptable to it;

4

•	cybersecurity and other information technology risks;

•	environmental, health and safety and other compliance requirements that may affect JLR’s operating facilities;

•	the impact of climate change;

•	significant movements in the prices of key inputs such as steel, aluminum, rubber and plastics;

•	vulnerability to volatility in the price and availability of fuel, steel, aluminium and other commodities and the impact of climate change on the cost and availability of raw materials and components;

•	legal proceedings and governmental investigation, as well as adverse publicity connected with such proceedings and investigations;

•	increasing tax liabilities in the geographical markets where JLR operates;

•	failures and weaknesses in JLR’s internal controls;

•	new and changing corporate governance and public disclosure requirements;

•	relations with JLR’s shareholder; and

•	other factors beyond JLR’s control.

Financial Statements and Other Financial Information

The audited consolidated financial information of Jaguar Land Rover Automotive plc and its subsidiaries (collectively “JLR”) included herein as at and for the fiscal years ended March 31, 2014, 2015 and 2016 have been prepared in accordance with IFRS. The condensed consolidated interim financial statements, which are the unaudited condensed consolidated interim financial statements of JLR as at September 30, 2016 and for the six months ended September 30, 2016 and 2015, have been prepared in accordance with IAS 34. You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact JLR’s reported profits, financial position or cash flows were they to be reported under US GAAP.

5

JLR would not be able to capitalize product development costs if it were to prepare its financial statements in compliance with US GAAP. Under IFRS, research costs are charged to the income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engine, transmission and new products must, however, be capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) technical, financial and other resources to complete the development have been committed and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest costs incurred in connection with the relevant development are capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. JLR amortizes product development costs on a straight-line basis over the estimated useful life of the intangible assets. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

This Exhibit also includes the unaudited condensed consolidated financial information for the twelve months ended September 30, 2016 for JLR, which has been derived by aggregating without adjustments the relevant results of the year ended March 31, 2016 and the six months ended September 30, 2016 and subtracting the six months ended September 30, 2015 to derive results for the twelve months ended September 30, 2016. The unaudited condensed consolidated financial information for the twelve months ended September 30, 2016 is not prepared in the ordinary course of JLR’s financial reporting and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended September 30, 2016 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

The preparation of financial statements in conformity with IFRS requires JLR to use certain critical accounting estimates. It also requires its directors to exercise their judgment in the process of applying JLR’s accounting policies.

The consolidated financial statements have been prepared based on the fiscal year and are presented in British pounds rounded to the nearest £1.0 million. The consolidated financial statements have been prepared under the historical cost convention modified for certain items carried at fair value, as stated in the accounting policies set out in the consolidated financial statements.

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Non-IFRS Financial Measures

This Report includes references to certain non-IFRS measures, including EBITDA, free cash flow (before financing), net cash and product and other investment. EBITDA, free cash flow (before financing), net cash and product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow generated from/(used in) operating activities. “EBITDA” is defined as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses), share of profits/(losses) from equity accounted investees, exceptional items and one time reserves and charges. “Free cash flow (before financing)” is defined as net cash generated from/(used in) operating activities less net cash used in investing activities (excluding investments in short-terms deposits) and including foreign exchange gains/(losses) on short-term deposits. “Net cash” is defined as cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases). “Product and other investment” is defined as net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short term deposits, finance income received and proceeds from the sale of property, plant and equipment. In this Report, EBITDA, free cash flow (before financing), net cash, product and other investment and related ratios are presented for JLR. EBITDA, free cash flow (before financing), net cash, product and other investment and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA, free cash flow (before financing), net cash and product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. In addition, EBITDA, free cash flow (before financing), net cash and product and other investment, as defined, may not be comparable to other similarly titled measures used by other companies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED (Registrant)

Date: January 12, 2017

	By:	/s/ Hoshang K. Sethna
Name: Hoshang K. Sethna
Title: Company Secretary

8

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited (“TML”). Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

Notes
“2011 Notes”	JLR’s existing 8.125% Senior Notes due 2021 issued May 19, 2011 and fully redeemed on May 16, 2016.

“2012 Notes”	JLR’s existing 8.250% Senior Notes due 2020 issued March 27, 2012 and fully redeemed on March 15, 2016.

“January 2013 Notes”	JLR’s existing $500,000,000 5.625% Senior Notes due 2023 issued January 28, 2013.

“December 2013 Notes”	JLR’s existing $700,000,000 4.125% Senior Notes due 2018 issued December 17, 2013.

“January 2014 Notes”	JLR’s existing £400,000,000 5.000% Senior Notes due 2022 issued January 31, 2014.

“October 2014 Notes”	JLR’s existing $500,000,000 4.250% Senior Notes due 2019 issued October 31, 2014.

“February 2015 Notes”	JLR’s existing £400,000,000 3.875% Senior Notes due 2023 issued February 24, 2015.

“March 2015 Notes”	JLR’s existing $500,000,000 3.500% Senior Notes due 2020 issued March 6, 2015.

“Existing Notes”	JLR’s January 2013 Notes, the December 2013 Notes, the January 2014 Notes, the October 2014 Notes, the February 2015 Notes and the March 2015 Notes.

Certain Other Terms

“British pounds”, “GBP”, “pounds sterling”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“China Joint Venture”	JLR’s joint venture with Chery Automobile Company Ltd. to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

“Chinese yuan”, “CNY” or “yuan”	Chinese yuan, the currency of the People’s Republic of China.

“EBITDA”	Profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses), share of profits/(losses) from equity accounted investees, exceptional items and one time reserves and charges.

“EMC”	The engine manufacturing center in Wolverhampton.

“EUR”, “euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“Fiscal 2014”	Year beginning April 1, 2013 and ended March 31, 2014.

“Fiscal 2015”	Year beginning April 1, 2014 and ended March 31, 2015.

“Fiscal 2016”	Year beginning April 1, 2015 and ended March 31, 2016.

“Fiscal 2017”	Year beginning April 1, 2016 and ending March 31, 2017.

“Fiscal year”	Year beginning April 1, and ending March 31 of the following year.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow (before financing)”	Net cash generated from/(used in) operating activities less net cash used in investing activities (excluding investments in short-term deposits) and including foreign exchange gains/(losses) on short-term deposits.

“IAS 36”	International Accounting Standard (IAS 36) Impairment of Assets.

“IAS 39”	International Accounting Standard (IAS 39) Financial Instruments.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Union.

“Jaguar Land Rover” or “JLR”	Jaguar Land Rover PLC and its subsidiaries (including any of their predecessors).

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of JLR.

“Net cash”	Cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases).

“Overseas”	The marketing region JLR defines as including Australia, Brazil, India, Japan, Russia, South Korea, South Africa, New Zealand, Sub-Saharan Africa importers, Latin America importers, Asia Pacific importers, Middle East and North Africa importers as well as all other minor markets.

“Product and other investment”	Net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short-term deposits, finance income received and proceeds from the sale of property, plant and equipment.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by JLR directly) to end users. Although retail volumes do not directly impact its revenue, JLR considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Credit Facility”	The £1,870,000,000 unsecured syndicated revolving credit facility entered into in July 2015 and maturing in July 2020, as amended.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“SEC”	United States Securities and Exchange Commission.

“TML”	Tata Motors Limited

“US dollars”, “USD”, “US$” or “$”	US dollars, the currency of the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. Generally, JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are delivered to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

I. RECENT DEVELOPMENTS

Members of JLR Board

On December 19, 2016, Mr. Cyrus Mistry stood down from JLR’s board of directors and from the board of directors of TML. A replacement is expected to be identified and appointed in due course.

Trading Update

JLR’s retail volumes for the month ended December 31, 2016 were published on January 9, 2017 and the retail volumes for the quarter ended December 31, 2016 as compared to the quarter ended December 31, 2015 and the quarter ended September 30, 2016 are as follows:

	Three months ended December 31				Three months ended September 30
	2015	2016	Year-on-year Change		2016	Quarter -on- quarter Change
		(units)		(%)	(units)	(%)
Global retail volumes (including sales from the China Joint Venture)	137,653	149,288	11,635	8%	142,459	5%
Global wholesale volumes (excluding sales from the China Joint Venture)	137,631	130,910	(6,721)	(5)%	124,192	5%
Jaguar retail volumes:
F-PACE	—	19,336	19,336	—%	17,157	13%
XE	11,420	10,878	(542)	(5)%	11,176	(3)%
XF	6,802	9,745	2,943	43%	7,963	22%
XJ	2,991	3,049	58	2%	2,772	10%
F-Type	2,616	2,356	(260)	(10)%	2,638	(11)%
XK(1)	12	—	12	100%	—	—%
Total	23,841	45,364	21,523	90.3%	41,706	9%

Land Rover retail volumes:
Range Rover	16,567	14,656	(1,911)	(12)%	12,532	17%
Range Rover Sport	22,386	22,723	337	2%	20,212	12%
Range Rover Evoque	28,406	27,688	(718)	(3)%	26,067	6%

	Three months ended December 31				Three months ended September 30
	2015	2016	Year-on-year Change		2016	Quarter -on- quarter Change
		(units)		(%)	(units)	(%)
Discovery Sport	26,588	30,787	4,199	16%	28,283	9%
Discovery	13,844	8,009	(5,835)	(42)%	13,263	(40)%
Freelander(2)	24	2	(22)	(92)%	3	(33)%
Defender(2)	5,997	59	(5,938)	(99)%	393	(85)%
Total	113,812	103,924	(9,888)	(9)%	100,753	3%

Regional retail volumes:
China	26,308	36,408	10,100	38%	29,484	23%
Europe (excluding the United Kingdom and Russia)	31,828	34,060	2,232	7%	30,169	13%
North America	28,073	33,630	5,557	20%	30,228	11%
United Kingdom	24,994	24,227	(767)	(3)%	30,981	(22)%
Overseas	26,450	20,963	(5,487)	(21)%	21,597	(3)%
Total	137,653	149,288	11,635	8%	142,459	5%

Retail volumes from JLR’s China Joint Venture (included above)(3)	9,010	19,395	10,385	115%	13,492	44%
Wholesale volumes from JLR’s China Joint Venture (excluded above)	12,830	21,335	8,505	66%	15,043	42%

(1)	Production of the XK, except for certain special editions, ceased in July 2014, with retail sales currently being phased out.
(2)	Production of the Freelander and the Land Rover Defender has been discontinued.
(3)	The volumes from JLR’s China Joint Venture are included. The volumes from Hong Kong and Taiwan have been included in JLR’s Overseas volumes since the beginning of Fiscal 2017.

JLR has begun the process of preparing financial results for the quarter ended December 31, 2016. It expects these financial results to reflect the sales volumes above and recent profit and margin trends. Free cash flow after investment and before financing is expected to be positive in the quarter ended December 31, 2016. JLR expects to finalize and release these results in February 2017, together with TML’s results for the same period.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at March 31			Six months ended and as at September 30		Twelve months ended and as at September 30
	2014	2015	2016	2015	2016	2016
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	19,386	21,866	22,208	9,833	11,414	23,789
Material and other cost of sales	(11,904)	(13,185)	(13,303)	(6,067)	(6,704)	(13,940)
Employee cost	(1,654)	(1,977)	(2,321)	(1,091)	(1,190)	(2,420)
Other expenses	(3,717)	(4,109)	(4,674)	(2,088)	(2,453)	(5,039)
Net (loss)/gain on commodity derivatives	(18)	(38)	(113)	(73)	39	(1)
Development costs capitalized(1)	1,030	1,158	1,242	621	693	1,314
Other income	171	181	241	129	120	232
Depreciation and amortization(2)	(875)	(1,051)	(1,418)	(683)	(798)	(1,533)
Foreign exchange gain/(loss)	236	(138)	(317)	(64)	(501)	(754)
Finance income	38	48	38	18	17	37
Finance expense (net)	(185)	(135)	(90)	(47)	(36)	(79)
Share of loss from equity accounted investees	(7)	(6)	64	(7)	78	149

Profit before tax	2,501	2,614	1,557	481	679	1,755
Income tax expense	(622)	(576)	(245)	(81)	(131)	(295)

Profit for the period	1,879	2,038	1,312	400	548	1,460
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(135)	(355)	489	435	(1,293)	(1,239)
Income tax related to items that will not be reclassified	(4)	71	(113)	(87)	217	191
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on effective cash flow hedges	1,041	(1,768)	(169)	669	(2,094)	(2,932)
Cash flow hedges reclassified to “Foreign exchange gain/(loss)” in profit or loss	(112)	(44)	224	118	379	485
Currency translation differences	—	21	(1)	(14)	30	43
Income tax related to items that may be reclassified	(194)	363	(18)	(157)	327	466

Total comprehensive income attributable to shareholders	2,475	326	1,724	1,364	(1,886)	(1,526)

Balance Sheet Data (at period end):
Intangible assets	4,240	4,952	5,497	5,239	5,801	5,801
Total non-current assets	8,359	10,153	11,595	10,981	12,588	12,588
Total current assets	7,230	8,410	8,972	7,431	9,015	9,015
Total assets	15,589	18,563	20,567	18,412	21,603	21,603

	Fiscal year ended and as at March 31			Six months ended and as at September 30		Twelve months ended and as at September 30
	2014	2015	2016	2015	2016	2016
	(£ in millions)
Total current liabilities	6,134	7,457	7,875	6,475	8,787	8,787
Total non-current liabilities	3,591	5,066	5,078	4,683	7,238	7,238
Total liabilities	9,725	12,523	12,953	11,158	16,025	16,025
Equity attributable to equity holders of the company	5,864	6,040	7,614	7,254	5,578	5,578
Cash Flow Data:
Net cash generated from/(used in) operating activities	3,422	3,627	3,560	345	702	3,917
Net cash used in investing activities	(2,736)	(2,641)	(2,966)	(1,202)	(1,468)	(3,232)
Net cash used in financing activities	(498)	(38)	(403)	(247)	(251)	(407)
Cash and cash equivalents at the end of period	2,260	3,208	3,399	2,104	2,382	2,382
Other Financial Data:
EBITDA(3)	3,393	4,132	3,313	1,410	1,287	3,190
Capitalized expenditure (excluding product development expenditure)	1,269	1,567	1,579	791	608	1,396
Capitalized product development expenditure(4)	1,087	1,203	1,227	621	645	1,301
Net cash (at period end)(5)	1,449	1,726	2,162	471	1,201	1,201
Free cash flow (before financing)(6)	1,109	842	791	(1,056)	(563)	1,284
Product and other investment(7)	2,684	3,147	3,135	1,551	1,476	3,060

(1)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £236 million, £253 million, £318 million, £139 million, £173 million and £352 million in the years ended March 31, 2014, 2015 and 2016, the six months ended September 30, 2016 and 2015 and the twelve months ended September 30, 2016, respectively.
(2)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of amortization attributable to capitalized product development costs for Fiscal 2014, Fiscal 2015, Fiscal 2016, the six months ended September 30, 2016 and 2015 and the twelve months ended September 30, 2016 was £445 million, £526 million, £696 million, £387 million, £341 million and £742 million, respectively.
(3)	EBITDA is defined as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses), share of profits/(losses) from equity accounted investees, exceptional items and one time reserves and charges. For the six months ended September 30, 2016, EBITDA is presented before an exceptional item, as an exceptional charge was recognized in relation to approximately 5,800 vehicles impacted by the explosion at the Port of Tianjin in China on August 12, 2015. Unrealized gains/(losses) on foreign exchange and commodity hedges and unrealized gains/(losses) on revaluation of foreign currency debt are excluded from EBITDA. EBITDA is presented because JLR believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from JLR. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s profit for the period line item is:

	Fiscal year ended March 31			Six months ended September 30		Twelve months ended September 30
	2014	2015	2016	2015	2016	2016
	(£ in millions)
Profit for the period	1,879	2,038	1,312	400	548	1,460
(Less)/add back foreign exchange (gains)/loss-financing	(87)	178	54	(40)	60	154
(Less)/add back foreign exchange (gains)/loss-unrealized derivatives	(57)	166	(86)	(51)	(74)	(109)
Add/ (less) back unrealized commodity losses/(gains)	7	30	59	56	(67)	(64)
Add/ (less) back share of loss/(profit) from equity accounted investees	7	6	(64)	7	(78)	(149)
Add back depreciation and amortization	875	1,051	1,418	683	798	1,533
Less finance income	(38)	(48)	(38)	(18)	(17)	(37)
Add back finance expense	138	135	90	47	36	79
Add/ (less) back exceptional charge/(credit)	—	—	157	245	(50)	(138)
Add back taxation	622	576	245	81	131	295
Other (one off charges)(a)	—	—	166	—	—	166

EBITDA	3,393	4,132	3,313	1,410	1,287	3,190

(a)	Relates to one-time reserves and charges for the U.S. recall of potentially faulty passenger airbags supplied by Takata, doubtful debts and previously capitalized investment.
(4)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(5)	Net cash is defined as cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

The reconciliation is set out below:

	As at March 31			As at September 30
	2014	2015	2016	2016
	(£ in millions)
Cash and cash equivalents	2,260	3,208	3,399	2,382
Short-term deposits	1,199	1,055	1,252	1,455
Total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases)	(2,010)	(2,537)	(2,489)	(2,636)

Net cash	1,449	1,726	2,162	1,201

(6)	Free cash flow (before financing) reflects net cash generated from/(used in) operating activities less net cash used in investing activities (excluding investments in short-terms deposits) and including foreign exchange gains/(losses) on short-term deposits.

The reconciliation is set out below:

	Fiscal year ended March 31			Six months ended September 30		Twelve months ended September 30
	2014	2015	2016	2015	2016	2016
	(£ in millions)
Net cash generated from/(used in) operating activities	3,422	3,627	3,560	345	702	3,917
(Less) net cash used in investing activities	(2,736)	(2,641)	(2,966)	(1,202)	(1,468)	(3,232)
(Less)/add back: Movements in short-term deposits	464	(195)	186	(186)	180	552
(Less)/add back: Foreign exchange gain/(loss) on short-term deposits	(41)	51	11	(13)	23	47

Free cash flow (before financing)	1,109	842	791	(1,056)	(563)	1,284

(7)	Product and other investment reflects net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short term deposits, finance income received and proceeds from the sale of property, plant and equipment.

The reconciliation is set out below:

	Fiscal year ended March 31			Six months ended September 30		Twelve months ended September 30
	2014	2015	2016	2015	2016	2016
	(£ in millions)
Net cash used in investing activities	2,736	2,641	2,966	1,202	1,468	3,232
(Less)/add back: Movement in restricted deposits	133	7	(3)	4	(3)	(10)
(Less)/add back: Movement in short-term deposits	(464)	195	(186)	186	(180)	(552)
Add: Finance income received	39	48	40	20	17	37
Add: Expensed R&D	236	253	318	139	173	352
Add: Proceeds from the sale of property, plant and equipment	4	3	—	—	1	1

Product and other investment	2,684	3,147	3,135	1,551	1,476	3,060

Product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•	Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue recognized is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for JLR’s products with the aim of managing effectively the level of stock held by its dealers. Retail volumes do not directly affect its revenue.

•	Material and other cost of sales: JLR has elected to present its income statement under IFRS by nature of expenditure rather than by function. Accordingly, it does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that JLR would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•	Changes in inventories of finished goods and work in progress reflect the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•	Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture itself but fit into its finished vehicles.

•	Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and uses in its manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•	Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•	Other expenses: This line item comprises any operating expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•	Net impact of commodity derivatives: This line item represents the mark-to-market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In Fiscal 2013 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•	Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•	Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on JLR’s activities there, income from the Land Rover experience and sales of second-hand Land Rover warranties in the United States. Rebates from China are accounted for when received as they are not considered virtually certain to be paid.

•	Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Foreign exchange gain/(loss) (net): This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items and the realized gain/(loss) on foreign exchange derivative contracts that are hedge accounted, as well as the time value of options and ineffective foreign exchange derivatives which are recognized directly in the income statement.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•	Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the Existing Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

•	Share of loss from equity accounted investees: The consolidated financial statements include JLR’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When JLR’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that JLR has an obligation or has made payments on behalf of the investee.

•	Exceptional items: JLR has elected to disclose exceptional items separately in the consolidated income statement by virtue of their nature, size or frequency.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of JLR’s internal controls over financial reporting conducted as part of the corporate governance and public disclosure obligations of TML, JLR concluded that there was a material weakness, such that its internal controls over financial reporting were not effective as at March 31, 2015 and as at March 31, 2014. A material weakness, under the applicable auditing standards established by the Public Company Accounting Oversight Board (“PCAOB”) in the United States, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified with respect to the year ended March 31, 2015 consisted of a deficiency of the design of the review controls relating to complex derivative instruments designated in hedge relationship during the year ended March 31, 2015. Such review controls were not sufficiently direct and precise, and, as a result, an inappropriate method for prospective hedge effectiveness testing was used at inception for these foreign exchange and commodities derivative instruments. JLR’s management determined that these complex derivative instruments did not qualify for hedge accounting in accordance with IAS 39. As a result of the deficiency, changes in the fair value of these complex derivative instruments were initially recorded in the hedging reserve as part of other comprehensive income. Following identification of the deficiency, the amount has been appropriately recorded in JLR’s consolidated income statement for the year ended March 31, 2015, and not under other comprehensive income. Following the identification of the deficiency relating to complex derivatives designated in hedge transactions described above in the first quarter of Fiscal 2016, JLR’s management designed and implemented a preventive control consisting of a review at inception of all complex derivative instruments designated in hedge relationships by technical accounting specialists. This control was subject to formal remediation testing. The specific remediation actions taken by JLR’s management included (i) the design and implementation of a daily review by internal financial instrument specialists of all derivative instruments designated in a hedge relationship at inception or thereafter if a hedge relationship is re-designated to ensure that the designation, documentation and method of hedge effectiveness testing is appropriate before any changes relating to the value of such instrument are accounted and (ii) implementation of an additional weekly detective control to review appropriateness of hedge accounting for all complex derivative instruments by internal technical accounting specialists. Based upon the measures JLR adopted to remedy this material weakness and the results of its tests of their effectiveness, JLR concluded that this material weakness was remediated as of March 31, 2016.

The material weakness identified with respect of the year ended March 31, 2014 consisted of a deficiency in the design and operating effectiveness of controls over the change management procedures relating to an information technology system and as a result an inappropriate change to a raw materials system data table in the year ended March 31, 2014 was not prevented or detected on a timely basis. The inappropriate change to the raw materials system data table resulted in an overpayment to one of JLR’s suppliers subsequent to March 31, 2014. The overpayment was promptly recovered from the supplier and as a result there was no financial loss and there were no misstatements identified in the financial statements as at and for the year ended March 31, 2014. Specific remediation actions taken by JLR’s management immediately following the identification of the deficiency relating to the foregoing material weakness in internal control over financial reporting included (i) the training of staff around the change management procedures and controls over JLR’s IT systems, (ii) the design and implementation of additional management processes and controls to identify invalid data table changes and (iii) the strengthening of controls in respect of payment authorization. Based upon the measures JLR adopted to remedy this material weakness and the results of its tests of their effectiveness, JLR concluded that this material weakness was remediated as at March 31, 2015.

Capitalization

Sources	Actual as at September 30, 2016 (£ in millions)
Cash and cash equivalents(1)	2,382
Short-term investments(2)	1,455

Cash and cash equivalents and short-term investments	3,837

Other loans(3)	9
Factoring(4)	154
5.625% Senior Notes due 2023(5)	386
4.125% Senior Notes due 2018(5)	541
5.000% Senior Notes due 2022(6)	400
4.250% Senior Notes due 2019(5)	386
3.875% Senior Notes due 2023(6)	400
3.500% Senior Notes due 2020(5)	386
Capitalized debt issuance fees	(17)
Total debt	2,645

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	3,910

Total equity	5,578

Total capitalization	8,223

(1)	The total amount of cash and cash equivalents includes £424 million of the cash and cash equivalents held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.
(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities and (ii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(5)	Using the US dollar per British pound exchange rate on September 30, 2016 of $1.2948 = £1.00.
(6)	Using the euro per British pound exchange rate on September 30, 2016 of €1.1576 = £1.00.

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

Revenues were £11,414 million for the six months ended September 30, 2016, as compared to £9,833 million for the six months ended September 30, 2015 and EBITDA was £1,287 million in the six months ended September 30, 2016, as compared to £1,410 million in the six months ended September 30, 2015. EBITDA was lower in the six months ended September 30, 2016 compared to the six months ended September 30, 2015 primarily due to unfavorable foreign exchange revaluation of current assets and liabilities, primarily as a result of the weakening British pound post-Brexit, one-time provision for new customer quality programs and a lower market incentive received in the three months ended June 30, 2016 compared to the incentive received in the three months ended September 30, 2015. Profit before tax was £679 million in the six months ended September 30, 2016, compared to £481 million in the six months ended September 30, 2015. The higher profit before tax in the six months to September 30, 2016 reflects the lower EBITDA (down £123 million), higher depreciation and amortization (up £115 million) and unfavorable unrealized foreign exchange revaluation (down £77 million), offset by favorable commodity hedge revaluation (up £123 million) and lower net finance expense (down £10 million), as well as profits received from JLR’s China Joint Venture of £78 million (up £85 million) and £50 million of Tianjin related recoveries in the six months ended September 30, 2016 compared to the non-recurring charge in six months ended September 30, 2015 (up £295m). JLR’s profit after tax (and after exceptional items) was £548 million in the six months ended September 30, 2016, up from £400 million in the same period in 2015.

JLR generated negative free cash flow (before financing) of £563 million in the six months ended September 30, 2016, reflecting EBITDA of £1,287 million which was more than offset by its total investment spending of £1,476 million as well as £485 million of unfavorable movements in working capital (down from negative working capital of £960 million in the six months ended September 30, 2015) and other non-cash accruals, primarily reflecting higher inventories accumulated to support the global launch of the Jaguar F-PACE and the launch of the Jaguar XE into the US market, as well as the accumulated inventory of the current Land Rover Discovery model to support the run-out program. Free cash flow before financing in the three months ended September 30, 2016 was positive £70 million after £784 million of total investment spending, primarily reflecting EBITDA of £615 million and £182 million favorable working capital, non-cash accrual and other movements, as compared to negative free cash flow before financing of £220 million in the three months ended September 30, 2015. Net cash generated by operating activities in the six months ended September 30, 2016 was £702 million, compared to £345 million for the same period in 2015. After the negative free cash flow of £563 million, finance expenses of £69 million (down from £75 million in the six months ended September 30, 2015), a £32 million reduction in debt (up from £22 million in the six months ended September 30, 2015) and a £150 million dividend paid to TML during the six months ended September 30, 2016 (unchanged from September 30, 2015), JLR had total cash of £3,837 million (up slightly from £3,749 million as at June 30, 2016), comprising £2,382 million of cash and cash equivalents and £1,455 million of financial deposits. At September 30, 2016, JLR also had an undrawn committed revolving credit facility of £1,870 million.

Recent Retail Volumes

Total retail volumes in the six months ended September 30, 2016 reached a record for the first half of the Fiscal year of 275,212 units (including sales from JLR’s China Joint Venture), an increase of 22.3% compared to the six months ended September 30, 2015, with sales volumes up across all key regions. This increase in retail volumes was primarily driven by the introduction of the new Jaguar F-PACE and strong sales of the Jaguar XE, Land Rover Discovery Sport, Land Rover Discovery and the Range Rover Evoque. By brand, Land Rover retailed 201,700 units in the six months ended September 30, 2016, up 9.4% compared to the six months ended September 30, 2015. Jaguar retailed 73,512 units in the six months ended September 30, 2016, up 80.4% compared to the six months ended September 30, 2015.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 63,720 units in the six months ended September 30, 2016, compared to 51,991 units during the same period in 2015, an increase of 22.6%, as sales across all models (excluding Jaguar F-TYPE) increased year-on-year.

Retail volumes in North America were 54,794 units in the six months ended September 30, 2016, compared to 42,679 units in the same period in 2015, an increase of 28.4%, primarily driven by the introduction of the Jaguar F-PACE, XE and the new XF as well as continuing strong sales of the Land Rover Discovery and Discovery Sport.

Retail volumes in the United Kingdom were 57,900 units in the six months ended September 30, 2016, compared to 46,933 units in the same period in 2015, an increase of 23.4%, primarily driven by the introduction of the Jaguar F-PACE and strong sales of the Land Rover Discovery, Discovery Sport and the Range Rover Evoque.

Retail volumes in China were 55,210 units in the six months ended September 30, 2016, compared to 41,428 units in the same period in 2015, an increase of 33.3%, reflecting the introduction of the Jaguar F-PACE and stronger sales of the Jaguar XE as well as improved sales of the Range Rover and continuing strong sales of Land Rover Discovery Sport, which is locally manufactured by JLR’s China Joint Venture. Retail sales of the long-wheel base Jaguar XFL, which is also locally manufactured by JLR’s China Joint Venture, began in September 2016 with retail volumes of 594 units in the month ended September 30, 2016.

Retail volumes in Overseas markets were 43,588 units in the six months ended September 30, 2016, compared to 42,074 units in the same period in 2015, an increase of 3.6%, primarily driven by the introduction of the Jaguar F-PACE as well as increased sales of the Jaguar XE and the Land Rover Discovery Sport.

Recent Macroeconomic Trends

The Brexit vote has led to uncertainty with respect to the trading arrangements between the United Kingdom, the EU and other countries. The High Court of England and Wales ruled on November 3, 2016 that a parliamentary vote will be required for the United Kingdom to invoke Article 50 of the Lisbon Treaty in order to trigger its exit from the European Union. This ruling (which is subject to appeal before the United Kingdom Supreme Court) has led to increased uncertainty on the launch and duration of the negotiations. Depending on the terms of the withdrawal of the United Kingdom from the European Union, the new or modified trading agreements could affect export volumes and result in a decline in trade.

Furthermore, JLR is exposed to currency movements versus the British pound, its reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese yuan and emerging market currencies (notably the Russian rouble and Brazilian real) while its cost exposures are particularly sensitive to movements in the euro, since JLR sources over 50% of its components from the European Union. The US dollar, Chinese yuan and the euro were generally stronger against the British pound over the six months ended September 30, 2016, compared to the six months ended September 30, 2015. The strengthening of these exchange rates over the six months ended September 30, 2016 was generally more favorable for JLR’s underlying US dollar and Chinese yuan denominated net income exposures and less favorable for its euro denominated net cost exposures. However, JLR has a well-established hedging program in place that partially counteracts the volatility in the underlying currency exposure to the movements in the US dollar, euro, Chinese yuan and other currencies. Movements in its foreign exchange hedging derivatives are generally offset by favorable movements in the underlying foreign currency exposures as JLR generally hedges only a portion (and not all) of the underlying exposure.

JLR is also exposed to changes in commodity prices, notably aluminum, copper, platinum and palladium. Commodity prices were generally more favorable in the six months ended September 30, 2016 compared to the same period in 2015.

JLR has hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on its results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed-price supply contracts to manage risks relating to commodity price volatility.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Six months ended September 30, 2016 compared to six months ended September 30, 2015

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Six months ended September 30		Percentage change
	2015	2016
	(£ in millions)		(% change)
Revenue	9,833	11,414	16%
Material and other cost of sales excluding exceptional item	(5,822)	(6,754)	16%
Exceptional Item	(245)	50	> (99)%
Employee cost	(1,091)	(1,190)	9%
Other expenses	(2,088)	(2,453)	17%
Net impact of commodity derivatives	(73)	39	> (99)%
Development costs capitalized	621	693	12%
Other income	129	120	(7)%
Depreciation and amortization	(683)	(798)	17%
Foreign exchange gain/(loss)	(64)	(501)	>99%
Finance income	18	17	(6)%
Finance expense (net)	(47)	(36)	(23)%
Share of (loss)/gain from equity accounted investees	(7)	78	>99%
Profit before tax	481	679	41%
Income tax expense, excluding tax on exceptional item	(142)	(121)	(15)%
Tax on exceptional item	61	(10)	> (99)%

Profit for the period	400	548	37%

Revenue

Revenue increased by £1,581 million to £11,414 million in the six months ended September 30, 2016 from £9,833 million in the six months ended September 30, 2015, an increase of 16.1%, primarily driven by the increase in wholesale volumes.

Material and other cost of sales

JLR’s material and other cost of sales (excluding the exceptional charge related to the explosion at the Port of Tianjin) increased to £6,754 million in the six months ended September 30, 2016, up 16.0% from £5,822 million in the six months ended September 30, 2015. This increase is predominantly attributable to the increase in wholesale volumes.

As a percentage of revenue, material and other costs of sales before exceptional item accounted for 59.2% of JLR’s revenue in the six months ended September 30, 2016, which is unchanged from the six months ended September 30, 2015.

Change in inventories of finished goods and work in progress: In the six months ended September 30, 2016, JLR added £688 million to its inventory of finished goods and work in progress. This increase in inventories at September 30, 2016 compared to March 31, 2016 was principally related to seasonality and launch-related accumulated inventory driven by higher production of the F-PACE and launch of the Jaguar XE into the US market as well as accumulated inventory of the current Land Rover Discovery model to support the run-out program ahead of the launch of the all-new Land Rover Discovery.

Purchase of products for sale: In the six months ended September 30, 2016, JLR spent £639 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £520 million in the six months ended September 30, 2015, representing an increase of 22.9%, primarily driven by the increase in wholesale volumes.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the six months ended September 30, 2016 was £6,753 million compared to £5,922 million in the six months ended September 30, 2015, an increase of £832 million, or 14%. The increase in the total cost of raw materials and consumables was primarily attributable to the increase in production and wholesale volumes. Raw materials and consumables as a percentage of revenue decreased to 59.2% for the six months ended September 30, 2016, as compared to 60.2% for the six months ended September 30, 2015, due to an increase in revenue resulting mainly from an improvement in model and market mix.

Employee cost

JLR’s employee cost increased by 9.1% to £1,190 million in the six months ended September 30, 2016 from £1,091 million in the six months ended September 30, 2015. The increase was primarily attributable to an increase in manufacturing headcount to accommodate higher production volumes.

Other expenses

Other expenses increased to £2,453 million in the six months ended September 30, 2016 from £2,088 million in the same period in 2015 primarily due to increases in publicity and distribution costs as well as a rise in warranty costs all primarily driven by increased wholesale volumes.

Net impact of commodity derivatives

In the six months ended September 30, 2016, JLR recorded a net gain on commodity derivatives of £39 million as a result of a modest increase in general commodity prices during the six months ended September 30, 2016. In the six months ended September 30, 2015, JLR recorded a net loss on commodity derivatives of £73 million as a result of falling commodity prices during the six months ended September 30, 2015.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the six months ended September 30, 2016 and 2015:

	Six months ended September 30
	2015	2016
	(£ in millions)
Total R&D costs	760	866
Of which expenditure capitalized	621	693
Capitalization ratio in %	81.7%	80.0%
Amortization of expenditure capitalized	341	387
R&D costs charged in income statement	139	173
As % of revenues	1.4%	1.5%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

Capitalized development costs increased to £693 million in the six months ended September 30, 2016 from £621 million in the six months ended September 30, 2015, due to costs associated with the development of the 2017 Model Year Range Rover Evoque and the new Discovery Sport.

Other income (net)

JLR’s other income decreased to £120 million in the six months ended September 30, 2016, compared to £129 million in the six months ended September 30, 2015. The decrease is primarily attributable to lower incentives received by a foreign subsidiary offset by an increase in royalty income from its China Joint Venture.

Depreciation and amortization

JLR’s depreciation and amortization increased to £798 million in the six months ended September 30, 2016, compared to £683 million in the six months ended September 30, 2015. The majority of the increase relates to the launch of new models, primarily the Jaguar F-PACE and the 2017 Model Year Range Rover Evoque.

Foreign exchange loss (net)

JLR recorded a higher foreign exchange loss of £501 million in the six months ended September 30, 2016, compared to the loss of £64 million in the six months ended September 30, 2015, primarily attributable to the weakening of the British pound (post Brexit) against major currencies, primarily the US dollar, euro and Chinese yuan. The foreign exchange impact on JLR’s results from operations in the six months ended September 30, 2016 compared to the six months ended September 30, 2015 reflects the following:

•	Realized foreign exchange hedge losses of £391 million compared to losses of £120 million in the six months ended September 30, 2015.

•	Unfavorable revaluation of current assets and liabilities (primarily euro denominated payables) of £125 million compared to unfavorable revaluation of £35 million as of September 30, 2015.

•	Unfavorable revaluation of £60 million on undesignated foreign currency denominated debt compared to favorable revaluation of £40 million as of September 30, 2015.

•	Favorable revaluation of £74 million on unrealized foreign exchange hedges compared to favorable revaluation of £52 million in the six months ended September 30, 2015.

Finance income

JLR’s finance income decreased to £17 million in the six months ended September 30, 2016 from £18 million in the six months ended September 30, 2015 due to the decrease in deposit yields compared to the six months ended September 30, 2015.

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) decreased to £36 million in the six months ended September 30, 2016 from £47 million in the six months ended September 30, 2015, as a result of increased capitalized interest.

Share of profit/(loss) from equity accounted investees

JLR’s share of profits from equity accounted investees of £78 million in the six months ended September 30, 2016 relates to its China Joint Venture, and has increased compared to a £7 million loss on the same joint venture during the six months ended September 30, 2015 due to increased production and sales by its China Joint Venture as they began local production of two more models (Land Rover Discovery Sport and the long wheel base Jaguar XFL) for the Chinese market, in addition to the locally produced Range Rover Evoque.

Income tax expense

Income tax expense was £131 million in the six months ended September 30, 2016, compared to £81 million in the six months ended September 30, 2015. This increase was primarily attributable to higher profits before tax in the six months ended September 30, 2016 compared to the same period in 2015. The effective tax rate for the six months ended September 30, 2016 was 19.3% compared to 16.8% for the same period in 2015.

Profit for the period

JLR’s consolidated profit for the period of the six months ended September 30, 2016 was £548 million, compared to a consolidated profit for the period of £400 million in the six months ended September 30, 2015 as a result of the factors identified above.

Fiscal 2016 compared to Fiscal 2015

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31		Percentage change
	2015	2016
	(£ in millions)		(% change)
Revenue	21,866	22,208	2%
Material and other cost of sales excluding exceptional item	(13,185)	(13,146)	(0.3)%
Exceptional Item	—	(157)	>(99)%
Employee cost	(1,977)	(2,321)	17%
Other expenses	(4,109)	(4,674)	14%
Net impact on commodity derivatives	(38)	(113)	>99%
Development costs capitalized	1,158	1,242	7%
Other income	181	241	33%
Depreciation and amortization	(1,051)	(1,418)	35%
Foreign exchange (loss)	(138)	(317)	>99%
Finance income	48	38	(21)%
Finance expense (net)	(135)	(90)	(33)%
Share of loss from equity accounted investees	(6)	64	>(99)%
Profit before tax	2,614	1,557	(40)%

Income tax expense	(576)	(245)	(57)%
Profit for the year	2,038	1,312	(36)%

Revenue

Revenue increased by £342 million to £22,208 million in Fiscal 2016 from £21,866 million in Fiscal 2015, an increase of 1.6%. This increase is primarily attributable to higher wholesale volumes primarily driven by the success of the Jaguar XE and Discovery Sport and higher sales in the United Kingdom, North America and Europe partially offset by lower volumes in China.

Material and other cost of sales

JLR’s material and other cost of sales before exceptional item, related to vehicles destroyed or damaged in the explosion at the Port of Tianjin in August 2016, decreased to £13,146 million in Fiscal 2016 from £13,185 million in Fiscal 2015. This decrease is predominantly attributable to favorable operational foreign exchange movements primarily driven by a weaker euro against the British pound during Fiscal 2016 compared to Fiscal 2015.

As a percentage of revenue, material and other cost of sales accounted for 59.9% of JLR’s revenue in Fiscal 2016, as compared to 60.3% in Fiscal 2015. This slight reduction as a percentage of revenue was primarily driven by a weaker euro against the British pound during Fiscal 2016 compared to Fiscal 2015, partially offset by an increase in wholesale volumes.

Change in inventories of finished goods and work in progress: In Fiscal 2016, JLR added £257 million to its inventory of finished goods and work in progress, compared to £236 million in Fiscal 2015, an increase of 8.9%. This increase of inventories at March 31, 2016 compared to March 31, 2015 was principally the result of accumulated inventory relating to the F-PACE launch. Inventories of finished goods include £250 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. In Fiscal 2016, JLR recorded an inventory write-down expense of £230 million of which, £157 million related to vehicles destroyed and damaged in the explosion at the Port of Tianjin, as compared to a write-down expense of £40 million in Fiscal 2015 related to inventories. The write-down is included in material and other cost of sales.

Purchase of products for sale: In Fiscal 2016, JLR spent £876 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £864 million in Fiscal 2015, representing an increase of 1.4%. This increase was partially attributable to increase in wholesale volumes.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2016 was £12,684 million, compared to £12,557 million in Fiscal 2015, representing an increase of £127 million, or 1.0%. The increase in the total cost of raw materials and consumables was primarily attributable to increases in manufacturing volumes. Raw materials and consumables as a percentage of revenue decreased to 57.1% for Fiscal 2016, as compared to 57.4% for Fiscal 2015.

Employee cost

JLR’s employee cost increased by 17.4% to £2,321 million in Fiscal 2016 from £1,977 million in Fiscal 2015. The increase was primarily attributable to an increase in manufacturing and engineering headcount to support the development of new models and technologies. Average employee headcount increased from 32,127 to 37,005, or 15.2%, from March 31, 2015 to March 31, 2016. In Fiscal 2016, the average number of employees on a non-agency basis and agency basis was 29,789 and 7,216 respectively, compared to 24,902 and 7,225 in Fiscal 2015.

Other expenses

Other expenses increased to £4,674 million in Fiscal 2016 from £4,109 million in Fiscal 2015, primarily reflecting an increase in distribution costs due to an increase in volumes and a rise in warranty costs resulting from higher wholesale volumes, as well as one-time reserves and charges of £166 million, including a US recall of potentially faulty passengers airbags supplied by Takata, doubtful debts and previously capitalized investment.

Net loss on commodity derivatives

In Fiscal 2016, JLR recorded a net loss of £113 million on commodity derivatives compared to a net loss of £38 million in Fiscal 2015 as a result of weakening commodity prices in Fiscal 2016 compared to Fiscal 2015.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2016 and Fiscal 2015:

	Fiscal year ended March 31
	2015	2016
	(£ in millions)
Total R&D costs	1,411	1,560
Of which expenditure capitalized	1,158	1,242
Capitalization ratio in %	82.1%	79.6%
Amortization of expenditure capitalized	526	696
R&D costs charged in income statement	253	318
As % of revenues	1.2%	1.4%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase in capitalized R&D expenditure to £1,242 million in Fiscal 2016 from £1,158 million in Fiscal 2015, representing an increase of 7.3% reflects higher product development costs (included as employee costs and engineering costs in other expenses), associated with the development of the F-PACE, new Jaguar XF model, Jaguar XE, AJ200 diesel and gasoline engines and Evoque Model Year 2016 and other current and future products.

Other income (net)

JLR’s other income (excluding net loss from unrealized commodity derivatives) increased to £241 million in Fiscal 2016, compared to £181 million in Fiscal 2015, which is primarily attributable to increase in royalty income from its China Joint Venture.

Depreciation and amortization

JLR’s depreciation and amortization increased to £1,418 million in Fiscal 2016 from £1,051 million in Fiscal 2015. The increase primarily reflects the depreciation and amortization of capitalized product development costs related to the launch of new products such as the Jaguar XE, Evoque Model Year 2016, Discovery Sport and AJ200 engines.

Foreign exchange gain/(loss) (net)

JLR registered a foreign exchange loss of £317 million in Fiscal 2016, as compared to a loss of £138 million in Fiscal 2015, primarily driven by realized hedging losses as a result of the appreciation of the US dollar and Chinese yuan and a generally strengthening euro against the British Pound which led to unfavorable revaluation of current assets and liabilities, mainly euro-denominated payables.

Finance income

JLR’s finance income decreased to £38 million in Fiscal 2016, as compared to £48 million in Fiscal 2015. The decrease was due to lower average yields on cash deposits in Fiscal 2016 compared to Fiscal 2015.

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) decreased to £90 million in Fiscal 2016, as compared to £135 million in Fiscal 2015. This decrease was primarily attributable to a lower redemption premium paid on repurchased bonds in Fiscal 2016 of £2 million compared to £77 million in Fiscal 2015, as well as the subsequent issue of new bonds at lower interest rates. This decrease was partially offset by lower capitalized interest in Fiscal 2016 of £74 million compared to £116 million in Fiscal 2015.

Share of profit/(loss) from equity accounted investees

JLR’s share of gain from equity accounted investees of £64 million in Fiscal 2016 relates to its China Joint Venture, and has increased compared to a £6 million loss during Fiscal 2015, primarily due to increased production and sales of the locally manufactured Range Rover Evoque and the introduction of the locally manufactured Land Rover Discovery Sport, which went on sale in November 2015.

Income tax expense

JLR had an income tax expense of £245 million in Fiscal 2016, as compared to £576 million in Fiscal 2015, reflecting a lower effective tax rate of 15.7% of profit before tax in Fiscal 2016. This decrease in the tax charge was primarily attributable to lower profits in Fiscal 2016 as well as the reduction in future UK corporate tax rates, which gave a rise to £63 million reduction in deferred tax and a £74 million deferred tax credit available under UK Patent Box tax legislation.

Profit for the period

JLR’s consolidated profit for Fiscal 2016 was £1,312 million, as compared to £2,038 million in Fiscal 2015, as a result of the factors identified above.

Fiscal 2015 compared to Fiscal 2014

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31		Percentage change
	2014	2015
	(£ in millions)		(% change)
Revenue	19,386	21,866	12.8%
Material and other cost of sales	(11,904)	(13,185)	10.8%
Employee cost	(1,654)	(1,977)	19.5%
Other expenses	(3,717)	(4,109)	10.5%
Net impact on commodity derivatives	(18)	(38)	111.1%
Development costs capitalized	1,030	1,158	12.4%
Other income	171	181	5.8%
Depreciation and amortization	(875)	(1,051)	20.1%
Foreign exchange (loss)/gain	236	(138)	(158.5)%
Finance income	38	48	26.3%
Finance expense (net)	(185)	(135)	(27.0)%
Share of loss from equity accounted investees	(7)	(6)	(14.3)%
Profit before tax	2,501	2,614	4.5%

Income tax expense	(622)	(576)	(7.4)%
Profit for the year	1,879	2,038	8.5%

Revenue

Revenue increased by £2,480 million to £21,866 million in Fiscal 2015 from £19,386 million in Fiscal 2014, an increase of 12.8%. This increase is primarily attributable to higher wholesale volumes as well as a more favorable product and market mix with a significant proportion of the revenues derived from China and the UK. The increase is also due to the success of the Range Rover, Range Rover Sport and Jaguar F-TYPE, partially offset by lower sales of Jaguar XF and Jaguar XJ and the production transition from Land Rover Freelander to Land Rover Discovery Sport.

Material and other cost of sales

JLR’s material and other cost of sales increased to £13,185 million in Fiscal 2015 from £11,904 million in Fiscal 2014. This increase is predominantly attributable to the higher volumes produced across its range of vehicles and an increase in duties, mainly due to increased sales in China. However, as a percentage of revenue, material and other cost of sales accounted for 60.3% of its revenue in Fiscal 2015, as compared to 61.4% in Fiscal 2014. This reduction as a percentage of revenue was due to an improvement in model and market mix. JLR also experienced favorable foreign exchange rates, notably, due to a weaker euro against the British pound. In addition, as a percentage of revenue, duties decreased to 9.9% in Fiscal 2015 from 10.4% in Fiscal 2014, due to higher sales in China of its 2.0-liter engines, which attracts a lower duty.

Change in inventories of finished goods and work in progress: In Fiscal 2015, JLR added £236 million to its inventory of finished goods and work in progress, compared to £356 million in Fiscal 2014, a decrease of 33.7%. This lower increase of inventories at March 31, 2015 compared to March 31, 2014 was principally the result of an increase in wholesale volumes.

Purchase of products for sale: In Fiscal 2015, JLR spent £864 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £715 million in Fiscal 2014, representing an increase of 20.8%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles in the market.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2015 was £12,557 million, compared to £11,545 million in Fiscal 2014, representing an increase of £1,012 million, or 8.8%. The increase in the total cost of raw materials and consumables was primarily attributable to increases in volumes produced. Raw materials and consumables as a percentage of revenue decreased to 57.4% for Fiscal 2015, as compared to 59.6% for Fiscal 2014, due to an increase in revenues resulting mainly from an improvement in model and market mix.

Employee cost

JLR’s employee cost increased by 19.5% to £1,977 million in Fiscal 2015 from £1,654 million in Fiscal 2014. The increase was attributable to increase in headcount to support the growth of its business, as well as higher wages resulting from pay negotiations with the unions which concluded in November 2014. Average employee headcount increased from 27,953 to 32,127, or 14.9%, from March 31, 2014 to March 31, 2015. In Fiscal 2015, the average number of employees on a non-agency basis and agency basis was 24,902 and 7,225, respectively, compared to 23,111 and 4,824 in Fiscal 2014. JLR added approximately 1,250 manufacturing employees to support increased production in its manufacturing plants, primarily at Halewood, Solihull and EMC in Wolverhampton and approximately 900 engineers to support its continued product development. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £4,109 million in Fiscal 2015 from £3,717 million in Fiscal 2014, due to expenses such as engineering, fixed marketing, warranty, freight, manufacturing and launch costs driven by the general growth of JLR’s business, including increased sales in China, as well as its growing product portfolio. The rise in engineering expenses, reflecting its increased investment in the development of new vehicles, is mainly capitalized under “development costs capitalized”.

Net loss on commodity derivatives

In Fiscal 2015, JLR recorded a net loss of £38 million on un-matured commodity derivatives as a result of losses on un-matured hedges during the period. In Fiscal 2014, JLR recorded a net loss of £18 million on un-matured commodity derivatives, as a result of a decrease in commodity input prices.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in its income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2015 and Fiscal 2014:

	Fiscal year ended March 31
	2014	2015
	(£ in millions)
Total R&D costs	1,266	1,411
Of which expenditure capitalized	1,030	1,158
Capitalization ratio in %	81.4%	82.1%
Amortization of expenditure capitalized	445	526
R&D costs charged in income statement	236	253
As % of revenues	1.2%	1.2%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £1,158 million in Fiscal 2015 from £1,030 million in Fiscal 2014, representing an increase of 12.4%, reflects higher product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the Jaguar F-TYPE, Jaguar F-PACE, Jaguar XE, the new Discovery Sport, the diesel hybrid Range Rover and Range Rover Sport, the “in-house” 2.0-liter diesel engine, the engine manufacturing plant in Wolverhampton and other future products.

Other income (net)

JLR’s other income (excluding net loss from un-matured commodity derivatives) slightly increased to £181 million in Fiscal 2015, compared to £171 million in Fiscal 2014. During Fiscal 2014, legislation was enacted that allows UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. Accordingly, expenditures not relating to capitalized product development expenditure have been recognized as miscellaneous income in Fiscal 2015 and Fiscal 2014. Further, the increase of its other income was also due to earned commissions from sales of third-party products.

Depreciation and amortization

JLR’s depreciation and amortization increased to £1,051 million in Fiscal 2015 from £875 million in Fiscal 2014. The increase primarily reflects the depreciation and amortization of capitalized product development costs related to the launch of new products such as the Land Rover Discovery Sport, the Jaguar F-TYPE coupe and all-wheel-drive derivatives, the “in-house” 2.0-liter diesel engine and the engine manufacturing plant in Wolverhampton.

Foreign exchange gain/(loss) (net)

JLR registered a foreign exchange loss of £138 million in Fiscal 2015, as compared to a gain of £236 million in Fiscal 2014, as a result of (i) appreciation of the US dollar, which lead to unfavorable revaluation of foreign currency borrowings and (ii) unfavorable revaluation of unrealized foreign currency derivatives not eligible for hedge accounting under IAS 39.

Finance income

JLR’s finance income increased to £48 million in Fiscal 2015, as compared to £38 million in Fiscal 2014. The increase was largely due to higher average cash balances held in Fiscal 2015, compared to Fiscal 2014.

Finance expense (net of capitalized interest)

JLR’s finance expense (net of capitalized interest) decreased to £135 million in Fiscal 2015, as compared to £185 million in Fiscal 2014. In Fiscal 2014, its interest expense (net of capitalized interest) included a one-time write-down of the embedded derivative in connection with the repurchase and cancellation of its £500 million 8.125% Senior Notes due 2018 and $410 million 7.750% Senior Notes due 2018 (issued on May 19, 2011), partially offset by the subsequent tender offer premium.

Share of loss from equity accounted investees

JLR’s share of loss from equity accounted investees of £6 million in Fiscal 2015 relates to further set-up costs incurred in relation to its China Joint Venture, compared to a £7 million loss on the same joint venture during Fiscal 2014.

Income tax expense

JLR had an income tax expense of £576 million in Fiscal 2015, as compared to £622 million in Fiscal 2014, reflecting a lower effective tax rate of 22.0% of profit before tax in Fiscal 2015. This decrease was primarily attributable to the release of certain withholding tax provisions due to the reduction in the China withholding tax rate to 5% as set out in the new UK-China tax treaty, which had a one-off impact on dividends.

Profit for the period

JLR’s consolidated profit for Fiscal 2015 was £2,038 million, as compared to £1,879 million in Fiscal 2014, as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintain, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. JLR generated negative free cash flow (before financing) of £563 million in the six months ended September 30, 2016, reflecting EBITDA of £1,287 million which was significantly offset by its total investment spending of £1,476 million as well as £485 million of unfavorable movements in working capital (down from negative working capital of £960 million in the six months ended September 30, 2015) and other non-cash accruals, primarily reflecting higher inventories accumulated to support the global launch of the Jaguar F-PACE and the launch of the Jaguar XE into the U.S. market, as well as the accumulated inventory of the current Land Rover Discovery model to support the run-out program. Net cash generated by operating activities in the six months ended September 30, 2016 was £702 million, compared to £345 million for the same period in 2015, which was primarily driven by inventory build-up in the three months of Fiscal 2017. After the negative free cash flow of £563 million, finance expenses of £69 million (down from £75 million in the six months ended September 30, 2015), a £32 million reduction in debt (up from £22 million in the six months ended September 30, 2015) and a £150 million dividend paid to TML in the six months ended September 30, 2016 (unchanged from September 30, 2015), JLR had total cash of £3,837 million (up slightly from £3,749 million as at June 30, 2016), comprising £2,382 million of cash and cash equivalents and £1,455 million of financial deposits. At September 30, 2016, JLR also had an undrawn committed revolving credit facility of £1,870 million. The total amount of cash and cash equivalents includes £424 million held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations. JLR believes that it has sufficient resources available to meet its planned capital requirements. However, its sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond its control. A decrease in the demand for its products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at September 30, 2016.

Facility	Committed Amount		Maturity	Amount outstanding as at September 30, 2016		Amount undrawn as at September 30, 2016
	(£ in millions)			(£ in millions)		(£ in millions)
Committed
$500 million 5.625% Senior Notes due 2023	n/a		February 1, 2023	386	*	—
$700 million 4.125% Senior Notes due 2018	n/a		December 15, 2018	541	*	—
£400 million 5.00% Senior Notes due 2022	n/a		February 15, 2022	400		—
$500 million 4.250% Senior Notes due 2019	n/a		November 15, 2019	386	*	—
£400 million 3.875% Senior Notes due 2023	n/a		March 1, 2023	400		—
$500 million 3.500% Senior Notes due 2020	n/a		March 15, 2020	386	*	—
Revolving Credit Facility	1,870		July 27, 2020	—		1,870
Receivables factoring facilities	270	*	March 21, 2015	154	*	116	*
Finance lease obligations	9			9		—
Subtotal	2,149			2,662		1,986

Total	2,149			2,645		1,986

Capitalized debt issuance costs	—			(17)		—

*	Using an exchange rate on September 30, 2016 of $1.2948 = £1.00.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Until December 31, 2012, as Jaguar Land Rover Holdings Limited was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following its internal legal reorganization effective on January 1, 2013, JLR currently uses Jaguar Land Rover Limited for these purposes. Certain of its subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. JLR believes that these restrictions have not had, and are not expected to have, any material impact on its ability to meet its cash obligations.

Cash flow data

The following table sets out the items from JLR’s consolidated statements of cash flow for the fiscal years ended March 31, 2014, 2015 and 2016 and for the six months ended September 30, 2016 compared to the six months ended September 30, 2015.

	Fiscal year ended March 31			Six months ended September 30
	2014	2015	2016	2015	2016
	(£ in millions)			(£ in millions)
Net cash generated from/(used in) operating activities	3,422	3,627	3,560	345	702

Net cash used in investing activities	(2,736)	(2,641)	(2,966)	(1,202)	(1,468)

Net cash used in financing activities	(498)	(38)	(403)	(247)	(251)

Net change in cash and cash equivalents	188	948	191	(1,104)	(1,017)
Cash and cash equivalents at beginning of period	2,072	2,260	3,208	3,208	3,399

Cash and cash equivalents at end of period	2,260	3,208	3,399	2,104	2,382

Six months ended September 30, 2016 compared to six months ended September 30, 2015

Net cash generated from operating activities was £702 million in the six months ended September 30, 2016 primarily reflecting EBITDA of £1,287 million, partially offset by £485 million of unfavorable movements in working capital and other non-cash accruals, driven mainly by higher inventories accumulated to support the global launch of the Jaguar F-PACE and the launch of the Jaguar XE into the U.S. market, as well as the accumulated inventory of the current Land Rover Discovery model to support the run-out program, as compared to £345 million in the six months ended September 30, 2015.

Net cash used in investing activities was £1,468 million in the six months ended September 30, 2016 (up from £1,202 million in the six months ended September 30, 2015), of which £1,303 million related to investment spending (down from £1,412 million in the six months ended September 30, 2015) excluding expensed R&D of £173 million and £38 million related to finance income and other including foreign exchange revaluation (up from £11 million in the six months ended September 30, 2015). Short-term deposits and investments increased by £180 million in the six months ended September 30, 2016 compared to a decrease of £186 million in the six months ended September 30, 2015. Of the £ 1,303 million investment spending mentioned above, the purchase of property, plant and equipment was £610 million in the six months ended September 30, 2016, down from £727 million in the six months ended September 30, 2015. The decrease in investment spending related to purchase of property, plant and equipment was due to the timing of product launches, particularly the Jaguar XE, Jaguar XF and the Jaguar F-PACE, as compared to in the same period in 2015. The remainder of the £1,303 million of investment spending mentioned above was cash paid for intangible assets totaling £693 million in the six months ended September 30, 2016, up slightly from £685 million in the six months ended September 30, 2015. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

Net cash used in financing activities in the six months ended September 30, 2016 was £251 million slightly higher than the £247 million used in the six months ended September 30, 2015. Finance expenses and fees were lower, while the utilization of short term financing facilities was £36 million higher in the six months ended September 30, 2016 compared to the six months ended September 30, 2015 and the entire aggregate principal amount of the 2011 Notes then outstanding ($84 million) was repurchased under the optional redemption terms of the 2011 Notes on May 16, 2016.

Fiscal 2016 compared to Fiscal 2015

Net cash generated from operating activities was £3,560 million in Fiscal 2016 compared to £3,627 million in Fiscal 2015. Free cash flow was £791 million in Fiscal 2016 as EBITDA of £3,313 million as well as positive movements in working capital and other non-cash accruals of £413 million were sufficient to fund total investment spending of £3,135 million. In Fiscal 2016, positive working capital was primarily driven by a £443 million favorable movement in accounts payable while an increase in inventories was largely offset by favorable movements in other liabilities, including pensions, warranty and other reserves.

Net cash used in investing activities increased to £2,966 million in Fiscal 2016 (of which £2,806 million relates to investment spending), compared to £2,641 million in Fiscal 2015. In Fiscal 2016, £186 million of cash was invested in short-term deposits compared to a net withdrawal of £195 million in Fiscal 2015. Of the £2,806 million investment spending mentioned above, the purchase of property, plant and equipment accounted for £1,422 million in Fiscal 2016, compared to £1,564 million in Fiscal 2015. The decrease in investment spending related to purchase of property, plant and equipment was due to a higher level of infrastructure improvements made at the manufacturing facilities in the United Kingdom, as compared to prior year. The remainder of the £2,806 million investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,384 million in Fiscal 2016, compared £1,206 million in Fiscal 2015. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

In addition, on April 16, 2015, JLR acquired 100% of the share capital of Silkplan Limited, thereby obtaining control of Silkplan Limited for £11 million.

Net cash used in financing activities in Fiscal 2016 was £403 million compared to net cash used in financing activities of £38 million in Fiscal 2015. Net cash used in financing activities in Fiscal 2015 reflected net incremental long term borrowings of £379 million (following the issuance and repayment of long-term borrowings), compared to the repayment of £58 million in aggregate principal amount of the 2012 Notes then outstanding which JLR repurchased under the optional redemption terms of the 2012 Notes in Fiscal 2016. Finance expenses and fees were lower at £142 million in Fiscal 2016, compared to £230 million in Fiscal 2015, primarily driven by the £2 million redemption premium paid for repurchased bonds in Fiscal 2016 compared to a redemption premium of £77 million in Fiscal 2015.

Fiscal 2015 compared to Fiscal 2014

Net cash generated from operating activities was £3,627 million in Fiscal 2015, as compared to £3,422 million in Fiscal 2014. This increase reflects JLR’s increased EBITDA, partly offset by unfavorable movements in its working capital. In Fiscal 2015, working capital was driven by, among other things, a favorable movement in accounts payable of £418 million as a result of longer creditor terms and increased purchasing of raw materials, which was partially offset by inventory build-up of £242 million to meet increased sales demand. In Fiscal 2014, working capital was driven by, among other things, a favorable movement in accounts payable of £534 million as a result of longer creditor terms and increased purchasing of raw materials, which was partially offset by inventory build-up of £379 million to meet increased sales demand.

Net cash used in investing activities decreased to £2,641 million in Fiscal 2015, as compared to £2,736 million in Fiscal 2014. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £2,770 million in Fiscal 2015, up from £2,356 million in Fiscal 2014. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover and the Jaguar F-TYPE. In Fiscal 2015, JLR generated net cash of £195 million from maturing short-term deposits.

Net cash used in financing activities in Fiscal 2015 was £38 million compared to net cash used in financing activities of £498 million in Fiscal 2014. Cash used in financing activities in Fiscal 2015 reflects cash used to repay £31 million of factoring facilities, to repay £653 million (including early tender premium) of long-term debt (repurchased by way of tender offer), to pay a dividend of £150 million to TMLH and to pay finance expenses and fees in connection with the issuance of long-term and short-term debt, partially offset by £1,032 million in net proceeds from the issuance of the October 2014 Notes, the February 2015 Notes and the March 2015 Notes. Cash used in financing activities in Fiscal 2014 reflects cash used to repay £158 million of short-term debt, namely certain bank facilities and factoring facilities, to repay £746 million (including early tender premium) of long-term debt (repurchased by way of tender offer), to pay a dividend of £150 million to TMLH and to pay finance expenses and fees in connection with the issuance of long-term and short-term debt, partially offset by £829 million in net proceeds from the issuance of the December 2013 Notes and the January 2014 Notes.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short-and medium-term borrowings from lending institutions and banks. The maturities of these short- and medium-term borrowings are generally matched to particular cash flow requirements. JLR also maintains:

•	a £1,870 million Unsecured Syndicated Revolving Credit Facility; and

•	a US $350 million Committed Multi-currency Syndicated Credit Insured Invoice Discounting Facility.

JLR endeavors to continuously optimize its capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Capital expenditure

Capital expenditure on property, plant and equipment in the six months ended September 30, 2016 was £610 million compared to £727 million in the six months ended September 30, 2015. In the six months ended September 30, 2016, £693 million was capitalized as intangible engineering assets (excluding the UK Research and Development Expenditure Credit) compared to £621 million in the six months ended September 30, 2015. There were no impairments, material disposals or changes in use of assets. JLR estimates its capital spending will likely be slightly lower than the prior indication of £3.75 billion in Fiscal 2017. Its capital spending program is primarily focused on expanding its manufacturing capacity, new product launches, product development and technology development including CO2 emissions technology. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements.

Under its accounting policy, approximately 80.0% of R&D costs were capitalized for the six months ended September 30, 2016.

Acquisitions and Disposals

On June 2, 2008, TML acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279 million, not including £150 million of cash acquired in the business. JLR has made no other material acquisitions or disposals since June 2, 2008. On April 16, 2015, JLR acquired 100% of the share capital of Silkplan Limited and obtained control of Silkplan Limited.

Off-Balance Sheet Arrangements, Contingencies and Commitments

Off-balance sheet arrangements

JLR has no off-balance sheet financial arrangements.

Contingencies

In the normal course of its business, JLR faces claims and assertions by various parties. JLR assesses such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. JLR records a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in its financial statements, if material. Where potential losses are considered possible, but not probable, JLR provides disclosure in its financial statements, if material, but it does not record a liability in its accounts unless the loss becomes probable.

There are various claims against JLR, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by JLR or its dealers. JLR believes that none of these contingencies, either individually or in aggregate, would have a material adverse effect on its financial condition, results of operations or cash flow.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment, various civil contracts of a capital nature and acquisition of intangible assets aggregating £1,252 million as at September 30, 2016.

Quantitative and Qualitative Disclosures about Market Risks

JLR is exposed to financial risks as a result of the environment in which it operates. The main exposures are to currency risk on overseas sales and costs and commodity price risk on raw materials. Its board has approved a hedging policy covering these risks and has appointed a Financial Risk Committee to implement hedging at a tactical level. Where it is not possible to mitigate the impact of financial risks by switching supplier locations or using fixed price contracts, the policy allows for the use of forwards, purchased options, collars and commodity swaps to hedge the exposures.

Market risk

Market risk is the risk of any loss in future earnings, in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Commodity price risk

JLR’s production costs are sensitive to the price of commodities used in manufacturing some of its automobile components. It is exposed to fluctuations in raw material prices, primarily aluminum, copper, platinum and palladium, and has developed a hedging strategy to manage this risk through fixed-price contracts with suppliers and derivatives with banks. The revaluation of derivative hedge instruments is reported through the income statement.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect JLR’s consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which JLR operates, its operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. JLR uses forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of the British pound against major foreign currencies may have an adverse effect on its cost of borrowing and the cost of imports reported, which consequently may increase the cost of financing its capital expenditures. This also may impact the earnings of its international businesses. JLR evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at March 31, 2016:

	US dollar		Chinese yuan	Euro		Others(1)	Total
	(£ in millions)
Financial assets	664		666	621		384	2,335
Financial liabilities	(2,367	)(2)	(571)	(1,670	)(3)	(326)	(4,934)

Net exposure asset/liability	(1,703)		95	(1,049)		58	(2,599)

(1)	“Others” includes currencies such as the Russian rouble, Brazilian real, Canadian dollar, Japanese yen, Singapore dollar, Swiss franc, Australian dollar, South African rand, Thai baht, Korean won etc.
(2)	Includes primarily the March 2015 Notes, the October 2014 Notes, the December 2013 Notes, the January 2013 Notes and the 2011 Notes.
(3)	Includes primarily trade payables denominated in euro.

Interest rate risk

JLR is subject to variable interest rates on some of its interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations.

As at September 30, 2016, a financial liability of £154 million (compared to £136 million as at September 30, 2015) was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (compared to £1 million as at September 30, 2015) in the consolidated income statement.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2016, JLR’s maximum exposure to credit risk was £6,051 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at September 30, 2016 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are not yet due, past due or past due and impaired, including estimated interest payments as at March 31, 2016:

	Gross	Impairment
	(£ in millions)
Not yet due	967	—
Overdue <3 months	145	31
Overdue >3 <6 months	22	22
Overdue >6 months	12	7

Total	1,146	60

Derivative financial instruments and risk management

JLR enters into foreign currency forward contracts and options with a counterparty (who is generally a bank) in order to manage its exposure to fluctuations in foreign exchange rates and commodity swaps to manage its principal commodity exposures. Recently, the British pound has depreciated significantly, which has led to negative mark-to-market movements and affected its reserves. These financial exposures are managed in accordance with its risk management policies and procedures.

JLR’s net liabilities have increased by £1,458 million from £1,248 million as at March 31, 2016 to £2,706 million as at September 30, 2016. This increase in foreign exchange liabilities related to financial hedging instruments is principally a result of the weakening of the British pound against principal hedged currencies over the relevant period, notably the US dollar, euro and Chinese yuan.

Specific transactional risks include liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, commodity price risks, settlement risks and gearing risks.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods affected.

Revenue recognition

Revenue comprises the amounts invoiced to customers outside JLR and is measured at fair value of the consideration received or receivable, net of discounts, sales incentives, customer bonuses and rebates granted, which can be identified at the point of sale. Revenue is presented net of excise duty where applicable and other indirect taxes.

Revenue is recognized when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliably measured with it being probable that future economic benefits will flow to JLR. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer.

No sale is recognized where, following disposal of significant risks and rewards, JLR retains a significant financial interest. JLR’s interest in these items is retained in inventory, with a creditor being recognized for the contracted buy-back price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognized on a straight-line basis over the term of the agreement. The corresponding costs are recognized over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realizable value.

If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognized as income over the relevant service period in proportion with the expected cost pattern of the agreement.

Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature. Expenditure capitalized represents employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by JLR.

Provisions

A provision is recognized if, as a result of a past event, JLR has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Product warranty expenses: JLR offers warranty cover in respect of manufacturing defects, which become apparent up to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision: A legal and product liability provision is maintained in respect of compliance with regulations and known litigations which impact JLR. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations.

Residual risk: In certain markets, JLR is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental risk provision: This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Freehold land is measured at cost and is not depreciated. Cost includes purchase price, non-recoverable taxes and duties, labor cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life
(years)
Buildings	20 to 40
Plant and equipment	3 to 30
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital prepayments.

Intangible assets

Intangible assets purchased, including those acquired in a business combination, are measured at cost or fair value as at the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with definite lives, amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per the estimated amortization periods below.

Estimated amortization period
Patents and technological know how	2 to 12 years
Customer related—Dealer network	20 years
Intellectual property rights and other intangibles	Indefinite life
Software	2 to 8 years

The amortization year for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances.

Customer-related intangibles acquired in a business combination consist of dealer networks.

Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, JLR has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over a period of between two and 10 years.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

Amortization is not recorded on product development in progress and is only recorded once development is complete.

Impairment

Property, plant and equipment and other intangible assets: At each balance sheet date, JLR assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, JLR estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

An annual impairment review for heritage assets is performed and any impairment in the carrying value is recognized immediately in the consolidated income statement.

As at September 30, 2016, none of JLR’s property, plant and equipment and intangible assets were considered impaired.

Equity accounted investments: joint ventures and associates: The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to JLR’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Employee benefits

Pension plans: JLR operates several defined benefit pension plans. The assets of the plans are held in separate trustee administered funds. The plans provide for monthly pension after retirement based on salary and service as set out in the rules of each plan.

Contributions to the plans by JLR take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or a reduction in future contributions. Where the subsidiary is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

The UK defined benefit schemes were closed to new joiners in April 2010.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) are recognized immediately in the balance sheet with a charge or credit to the statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognized in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

Defined benefit costs are split into three categories:

•	Current service cost, past-service cost and gains and losses on curtailments and settlements;

•	Net interest cost; and

•	Remeasurement.

JLR presents these defined benefit costs within ‘Employee costs’ in the consolidated income statement.

A separate defined contribution plan is available to all new employees. Costs in respect of this plan are charged to the income statement as incurred.

Post -retirement Medicare scheme: Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. Such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Actuarial gains and losses: Actuarial gains and losses relating to retirement benefit plans are recognized in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the consolidated income statement in the year in which they arise.

The measurement date of retirement plans is March 31.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options); held-to-maturity investments; loans and receivables; and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. No financial instruments have been designated as financial liabilities at fair value through profit or loss using the fair value option or have been classified as held-to-maturity.

Financial instruments are recognized on the balance sheet when JLR becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

•	Financial assets and financial liabilities at fair value through profit or loss—held for trading: Derivatives, including embedded derivatives separated from the host contract are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognized in the consolidated income statement, unless they are designated as hedging instruments, for which hedge accounting is applied.

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables, other financial receivables and other financial assets.

•	Available -for -sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial asset categories. Subsequently, these are measured at fair value and changes therein are recognized in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. JLR does not hold any available-for-sale financial assets.

Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal, on each exercise date, to the amortized cost of the senior notes.

•	Other financial liabilities: These are measured at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, measurement of financial assets and liabilities is determined based on classification. For financial assets and liabilities measured at fair value, JLR determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

JLR derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or JLR transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If it neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, JLR recognizes its retained interest in the asset and an associated liability for amounts JLR may have to pay. If JLR retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognize the financial asset and also recognize a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognized, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

JLR assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets, other than those measured at fair value through profit or loss, is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

JLR uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. It designates these forward contracts and options in a cash flow hedging relationships by applying hedge accounting principles under IAS 39.

These forward contracts and options are stated at fair value on the consolidated balance sheet at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax), and any ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions affect profit or loss.

For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognized immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated income statement.

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars recognized for their design, performance and quality. Jaguar’s range of products comprises the F-TYPE two-seater sports car coupé and convertible (including all-wheel drive derivatives), the new F-PACE luxury performance SUV (which uses the same lightweight aluminum intensive architecture as the XE and the new XF), the lightweight XF, the XF Sportbrake, the XJ saloon and the new XE sports saloon. The XE went on sale in May 2015, the new XF went on sale in September 2015, the 2016 Model Year XJ went on sale in December 2015 and the new Jaguar F-PACE went on sale in April 2016. On November 14, 2016, JLR unveiled the Jaguar I-PACE Concept, its first all-electric vehicle at the 2016 Los Angeles Motor Show The I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin-electric motors delivering all-wheel-drive performance, accelerating to 60 mph in around four seconds. JLR expects the I-PACE will go on sale in the second half of 2018.

•	F -TYPE: The Jaguar F-TYPE represents a return to the company’s original designs and is available as two-seater sports car coupé and convertible. The F-TYPE has an all-aluminum structure and combines enhanced technology with the power of Jaguar’s latest 3.0-liter V6 and 5.0-liter V8 gasoline engines. JLR began selling the F-TYPE convertible and F-TYPE coupé in April 2013 and April 2014, respectively, and all-wheel drive and manual transmission derivatives were introduced at the Los Angeles Motor Show in November 2014.

•	XE: In March 2014, Jaguar announced the name of its all-new mid-size premium sports sedan as the Jaguar XE which was formally launched in London in September 2014. The XE went on general retail sale in May 2015 and later in North America in May 2016. The XE was the first Jaguar Land Rover product to be built on the new aluminum-intensive architecture, powered by Jaguar’s 3.0-liter V6 gasoline and 2.0-liter 4 cylinder “in-house” diesel engines with a 2.0-liter GTDI gasoline derivative also available.

•	XJ: The XJ is Jaguar’s largest luxury saloon vehicle, powered by a range of supercharged and naturally aspirated 5.0-liter V8, 3.0-liter V6 and 2.0-liter GTDI gasoline engines as well as a 3.0-liter TDV6 diesel engine. Using Jaguar’s aerospace-inspired aluminum body architecture, the XJ’s lightweight aluminum body provides improved agility, fuel and CO2 efficiency. The 2016 Year Model XJ, which features refreshed exterior design and improved in-car technology, went on sale in December 2015.

•	XF: The XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. In 2009, a new engine line-up was introduced into the XF and in 2011, a major restyling of the exterior was completed, whilst the XF Sportbrake joined the model line-up in 2012. The current lightweight XF, which utilizes the same aluminum-intensive technology as the XE, made its debut at the New York Motor Show in April 2015 and retail sales began in September 2015. The all-new XF is powered by the same engine as the XE as well as the 3.0-liter TDV6 diesel available in the XJ. A long wheel base Jaguar XF was launched by its China Joint Venture in the second quarter of Fiscal 2017 and went on general retail sale during September 2016.

•	F -PACE: The F-PACE, launched in September 2015 and went on general retail sale in April 2016. The F-PACE is built on the same lightweight aluminum-intensive architecture as the XE and the XF and is powered by a range of gasoline and diesel engines, including the 3.0-liter V6 380 PS supercharged gasoline engine and the new 2.0-liter four cylinder 180 PS turbocharged diesel “in-house” engine, which can achieve 57.7 mpg and CO2 emissions as low as 129g/km.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Range Rover, Range Rover Sport, Range Rover Evoque, Land Rover Discovery and the Land Rover Discovery Sport. Production of the Land Rover Defender was discontinued in January 2016.

•	Range Rover: The Range Rover is the flagship product under the Land Rover brand with a unique blend of British luxury, classic design, high-quality interiors and outstanding all-terrain ability. The aluminum-intensive Range Rover was launched in the third quarter of Fiscal 2013 and was the world’s first SUV with a lightweight aluminum body, resulting in enhanced performance and handling on all terrains, which also led to significant advances in environmental performance compared to previous models. A long wheel based version went on sale in March 2014 and the long wheel based hybrid Range Rover made its global debut at the Beijing Motor Show in April 2014, which is the first diesel SUV of its kind. The Range Rover is powered by a family of 3.0-liter V6 and 5.0-liter V8 gasoline engines as well as a 3.0-liter V6 diesel engine, including a hybrid version, and a 4.4-liter V8 diesel version.

•	Range Rover Sport: The Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover. In March 2013, soon after the Range Rover, JLR introduced the all-aluminum Range Rover Sport to the market. The Range Rover Sport is the fastest, most agile and responsive Land Rover to date due to the same all-aluminum architecture as the Range Rover. The Range Rover Sport is powered by the same engine family as the Range Rover, including a hybrid version.

•	Range Rover Evoque: Launched in 2011, the Range Rover Evoque is the smallest, lightest and most fuel-efficient Range Rover to date, available in 5-door and coupé body styles and, depending on the market, in both front-wheel drive and all-wheel drive configurations. Local production by JLR’s China Joint Venture of the Range Rover Evoque for the Chinese market started at the end of 2014 and the Range Rover Evoque went on sale in February 2015. The production of the Range Rover Evoque for the other markets is primarily conducted in its manufacturing plant in Halewood, UK, alongside the Land Rover Discovery Sport. The 2016 Model Year Range Rover Evoque premiered at the Geneva Motor Show in March 2015, benefitting from a refreshed exterior design and the introduction of its 2.0-liter “in-house” diesel engine. In addition, the Range Rover Evoque Convertible made its debut at the Los Angeles Motor Show in November 2015 and went on sale in June 2016.

•	Discovery Sport: The new Discovery Sport was digitally revealed at Spaceport America in New Mexico on September 3, 2014 and was shown at the Paris Motor Show in October 2014. The new Discovery Sport is the first member of the new Discovery family featuring 5+2 seating in a footprint no larger than existing 5-seat premium SUVs and went on sale in February 2015. Local production by its China Joint Venture of the Land Rover Discovery Sport for the Chinese market started in September 2015 and went on sale in November 2015. The production of the Land Rover Discovery Sport for the other markets is primarily conducted in its manufacturing plant in Halewood, UK, alongside the Range Rover Evoque.

•	All-new Discovery: Production of the Discovery 4 ceased in August 2016 and in September 2016 the all-new Discovery was revealed to the public. The fifth-generation Discovery benefits from Land Rover’s light full-size SUV architecture also utilized on the Range Rover and Range Rover Sport, and retains 7 seat flexibility. The all-new Discovery incorporates a range of new technological features, notably the world’s first Intelligent Seat Fold technology, allowing customers to reconfigure the second and third-row seats with minimal effort using controls at the rear of the vehicle, the central touchscreen or remotely via a smartphone application as part of JLR’s InControl Touch Pro Services. The all-new Discovery will be powered by a range of engines, including the 2.0 liter Ingenium 4 cylinder diesel, 3.0 liter TDV6 diesel and 3.0 liter V6 gasoline.

JLR plans to continue to build on recent successful product launches such as the long wheel base Jaguar XFL and focus on upcoming launches such as the fifth generation Land Rover Discovery and other vehicles yet to be announced.

Product Sales Performance

JLR’s unit sales (on a retail basis and including sales through its China Joint Venture) for each of its brands for Fiscal 2014, Fiscal 2015 and Fiscal 2016, the six months ended 30 September 2015 and 2016 and the twelve months ended 30 September 2016 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2014	2015	2016	2015	2016	2016
Jaguar	80,522	76,930	94,449	40,754	73,512	127,207
Land Rover	353,789	385,279	427,122	184,351	201,700	444,471

Total	434,311	462,209	521,571	225,105	275,212	571,678

Retail volumes from JLR’s China Joint Venture (included above)	0	1,094	31,765	10,388	27,531	48,908

JLR’s unit sales (on a wholesale basis, excluding sales from its China Joint Venture) under each of its brands for Fiscal 2014, Fiscal 2015 and Fiscal 2016, the six months ended 30 September 2015 and 2016 and the twelve months ended 30 September 2016 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2014	2015(1)	2016(1)	2015(1)	2016(1)	2016(1)
Jaguar	79,307	76,496	102,106	42,891	76,510	135,725
Land Rover	350,554	389,983	407,228	178,919	168,450	396,759

Total	429,861	466,479	509,334	221,810	244,960	532,484

Wholesale volumes from JLR’s China Joint Venture (excluded above)	0	4,044	34,751	9,389	28,601	53,963

(1)	The wholesale volumes from JLR’s China Joint Venture are excluded.

Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sell. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. JLR considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand.

Retail volumes in Fiscal 2016 (including sales through its China Joint Venture) were 521,571 units compared to 462,209 units in Fiscal 2015, an increase of 59,362 at an annual growth rate of 12.8%. The growth in Jaguar retail sales has come from demand for new products such as Jaguar XE, with sales of 36,452 units in Fiscal 2016. This has been supported by growth across the majority of its models. The increase in Land Rover retail volumes has been primarily driven by the Range Rover Sport, the Range Rover and Discovery Sport with respective sales of 86,915 units, 59,974 units and 95,889 units in Fiscal 2016. In terms of geographical markets, JLR has experienced growth in retail volumes in its major markets in Fiscal 2016, most notably in United Kingdom, North America and Europe with growth rates of 23.8%, 27.1% and 42.0%, respectively. Higher sales in the UK and Europe are attributable to higher demand for Jaguar XE and Discovery Sport as well as continued demand for the Range Rover Evoque. Sales of the Range Rover and Range Rover Sport also performed well in Europe. Stronger sales in North America were primarily driven by the Discovery Sport, Discovery and Range Rover products as well as the Jaguar XF and F-TYPE.

In addition, JLR has continued to launch new models and derivatives during Fiscal 2016 and Fiscal 2015, such as the 2016 Year Model XJ, the all-new Land Rover Discovery Sport and the all-new Jaguar XE and Jaguar XF. This growth has continued into the six months ended September 30, 2016, with retail volumes up 22.3% compared to the same period in Fiscal 2016 as a result of the introduction of new products such as the Jaguar F-PACE and the Range Rover Evoque Convertible as well as continued strong sales of the Jaguar XE (which was launched in the US in May 2016), Jaguar XF and the Land Rover Discovery Sport.

Sales Performance by Vehicle Model

JLR analyzes its performance by vehicle model for each of the Jaguar and Land Rover sales, respectively. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. It consider retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand. Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells.

The table below presents Jaguar retail (including sales through its China Joint Venture) and wholesale (excluding sales through its China Joint Venture) unit sales by vehicle model for Fiscal 2016 and Fiscal 2015 and the six months ended September 30, 2016 and 2015:

	Retail Units				Wholesale Units(2)
	Fiscal year ended March 31		Six months ended September 30		Fiscal year ended March 31		Six months ended September 30
	2015	2016	2015	2016	2015	2016	2015	2016
Jaguar
F-PACE	—	13	—	26,624	—	1,722	—	31,931
F-TYPE	12,130	11,839	6,121	5,341	12,165	12,563	6,597	5,634
XJ	16,566	11,735	5,790	5,312	16,332	12,230	4,756	4,443
XF	45,669	34,182	16,430	15,849	45,921	36,197	13,772	13,594
XK(1)	2,563	228	214	1	2,078	147	118	2
XE	2	36,452	12,199	20,385	—	39,247	17,648	20,906

Total	76,930	94,449	40,754	73,512	76,496	102,106	42,891	76,510

(1)	Production of the XK, except for certain special editions, ceased in July 2014, with retail sales currently being phased out.
(2)	The wholesale volumes from JLR’s China Joint Venture (consisting of locally produced Jaguar XFL models) are excluded. For the six months ended September 30, 2016, Jaguar XFL volumes produced by JLR’s China Joint Venture were 1,680 units.

The table below presents Land Rover retail (including sales through its China Joint Venture) and wholesale (excluding sales through its China Joint Venture) unit sales by vehicle model sales for Fiscal 2016 and 2015 and the six months ended September 30, 2016 and 2015:

	Retail Units				Wholesale Units(3)
	Fiscal year ended March 31		Six months ended September 30		Fiscal year ended March 31		Six months ended September 30
	2015	2016	2015	2016	2015	2016	2015	2016(1)
Land Rover
Range Rover	57,059	59,974	27,229	24,894	61,418	60,123	27,362	25,406
Range Rover Sport	83,864	86,915	40,288	40,795	85,762	90,267	40,693	39,805
Range Rover Evoque	123,964	110,533	49,159	51,830	119,819	91,683	40,050	43,117
Defender(1)	19,019	22,504	10,991	1,133	20,036	20,209	11,333	311
Discovery	49,489	51,072	21,459	25,650	50,601	53,741	21,693	22,760
Freelander(1)	43,909	235	204	5	38,729	1,385	1,082	165
Discovery Sport(2)	7,975	95,889	35,021	57,393	13,618	89,820	36,706	36,886

Total	385,279	427,122	184,351	201,700	389,983	407,228	178,919	168,450

(1)	Production of the Freelander and the Land Rover Defender has been discontinued.
(2)	Discovery Sport went on sale in the beginning of 2015.
(3)	Wholesale volumes exclude its China Joint Venture volumes (consisting of locally produced Range Rover Evoque and Land Rover Discovery Sport). Range Rover Evoque and Land Rover Discovery Sport volumes produced by its China Joint Venture for the year ended March 31, 2016 were 34,751 units and 4,044 units respectively in the year ended March 31, 2015. For the six months ended September 30, 2016 Range Rover Evoque and Land Rover Discovery Sport volumes produced by its China Joint Venture were 8,695 units and 18,226 units respectively.

Sales Performance by Region

The following table provides an analysis of JLR’s regional wholesale and retail volumes by region for the six months ended September 30, 2016 and the six months ended September 30, 2015:

	Wholesale
	Jaguar Six months ended September 30			Land Rover Six months ended September 30
	2015	2016	Change	2015	2016	Change
	(units)		(%)	(units)		(%)
Global	42,891	76,510	78.4%	178,919	168,450	(5.9)%
Regional:
Europe (excluding the United Kingdom and Russia)	10,344	19,502	88.5%	41,795	45,231	8.2%
North America	7,015	21,292	>99%	40,508	39,473	(2.6)%
United Kingdom	14,715	15,557	5.7%	33,959	36,066	6.2%
China	4,974	10,098	>99%	24,893	17,086	(31.4)%
Overseas	5,843	10,061	72.2%	37,764	30,594	(19.0)%
China Joint Venture (excluded above)	—	1,680	—	9,389	26,921	>99%

	Retail
	Jaguar Six months ended September 30			Land Rover Six months ended September 30
	2015	2016	Change	2015	2016	Change
	(units)		(%)	(units)		(%)
Global	40,754	73,512	80.4%	184,351	201,700	9.4%
Regional:
Europe (excluding the United Kingdom and Russia)	8,746	18,648	>99%	43,245	45,072	4.2%
North America	7,582	17,002	>99%	35,097	37,792	7.7%
United Kingdom	12,997	17,678	36.0%	33,936	40,222	18.5%
China	5,699	10,215	79.0%	35,729	44,995	25.9%
Overseas	5,730	9,969	74.0%	36,344	33,619	(7.5)%
China Joint Venture (included above)	—	594	—	10,388	26,937	>99%

The following is a discussion of industry-wide trends and JLR’s performance in its key markets. References to “passenger car sales” refer to sales of passenger cars on an industry-wide basis (including its and its competitors’ sales) in each relevant market.

•	Europe (excluding the United Kingdom and Russia): In the six months ended September 30, 2016, passenger car sales in Europe increased by 8.5%. Over the same period, JLR’s retail volumes in Europe (excluding the United Kingdom and Russia) increased by 22.6% to 63,720 units in the six months ended September 30, 2016 from 51,991 units in the six months ended September 30, 2015, with Jaguar up by over 99% and Land Rover increasing by 4.2%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 24.2% to 64,733 units in the six months ended September 30, 2016 from 52,139 units in the six months ended September 30, 2015, with Jaguar up by 88.5% and Land Rover increasing by 8.2%.

•	North America: Passenger car sales in the United States has decreased by 0.9% in the six months ended September 30, 2016 compared to the six months ended September 30, 2015. Over the same period, JLR’s North American retail volumes increased by 28.4% to 54,794 units from 42,679 units in the six months ended September 30, 2015, with Jaguar up by more than 99% and Land Rover up by 7.7%. Its North American wholesale volumes increased by 27.9% to 60,765 units in the six months ended September 30, 2016 from 47,523 units in the six months ended September 30, 2015, with Jaguar up by more than 99% whereas Land Rover was down by 2.6%.

•	United Kingdom: Passenger car sales in the United Kingdom expanded by 1.2% in the six months ended September 30, 2016 compared to the six months ended September 30, 2015. Over the same period, JLR’s retail volumes in the United Kingdom increased by 23.4% to 57,900 units from 46,933 units in the six months ended September 30, 2015, with Jaguar up by 36.0% and Land Rover up by 18.5%. Its wholesale volumes in the United Kingdom increased by 6.1% to 51,623 units in the six months ended September 30, 2016 from 48,674 units in the six months ended September 30, 2015, with Jaguar up by 5.7% and Land Rover up by 6.2%.

•	China: In China, new passenger car sales increased by 19.5% in the six months ended September 30, 2016, compared to the six months ended September 30, 2015. JLR’s retail volumes (including sales from its China Joint Venture) increased by 33.3% over the same period to 55,210 units from 41,428 units in the six months ended September 30, 2015, with Jaguar up by more than 79.2% and Land Rover up by 25.9%. Its Chinese wholesale volumes (excluding sales from its China Joint Venture) decreased by 9.0% to 27,184 units in the six months ended September 30, 2016 from 29,867 units in the six months ended September 30, 2015, with Jaguar up by more than 99% for the period and Land Rover down by 31.4%. The decrease in Land Rover wholesale volumes is due to the local production of the Range Rover Evoque and the Land Rover Discovery Sport by of its China Joint Venture to service sales in the Chinese market. Wholesales of the long wheel base Jaguar XFL produced by JLR’s China Joint Venture commenced in August 2016 and retail sales began in September 2016.

•	Overseas: Passenger car sales in Overseas markets decreased by 3.1% in the six months ended September 30, 2016, as compared to the corresponding period in 2015. JLR’s retail volumes increased by 3.6% to 43,588 units in the six months ended September 30, 2016 from 42,074 units in the six months ended September 30, 2015, with Jaguar up by 74.0% whereas Land Rover was down 7.5%. Its Overseas wholesale volumes decreased by 6.8% to 40,655 units in the six months ended September 30, 2016 from 43,607 units in the six months ended September 30, 2015, with Jaguar up 72.2% whereas Land Rover was down 19.0%.

Properties and Facilities

JLR operates three principal manufacturing facilities and an engine manufacturing facility in the United Kingdom employing approximately 21,723 employees as at September 30, 2016. JLR believes that these facilities provide it with a flexible manufacturing footprint to support its present product plans.

•	Solihull: At Solihull, it produces the Land Rover Discovery, Range Rover and Range Rover Sport. The all-new Land Rover Discovery is also expected to be produced at Solihull. At Solihull, JLR employed approximately 11,800 manufacturing employees as at September 30, 2016.

•	Castle Bromwich: At Castle Bromwich, JLR produces the Jaguar XJ, XE and F-TYPE and employed approximately 3,900 manufacturing employees as at September 30, 2016.

•	Halewood: At Halewood, JLR produces the Range Rover Evoque as well as the Land Rover Discovery Sport and employed approximately 4,800 manufacturing employees as at September 30, 2016.

•	Wolverhampton: At Wolverhampton, JLR produces advanced technology low-emission engines. This facility produces the new range of “in-house” four cylinder diesel and gasoline engines, and employed approximately 1,200 manufacturing employees as at September 30, 2016. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand its engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions. The EMC supplies its manufacturing facilities in the UK with engines which power the Jaguar XF, the Range Rover Evoque and the Land Rover Discovery Sport. JLR currently produces the 2.0-liter 4 cylinder diesel and gasoline engines of Ingenium family at the EMC, which are now available across a range of its vehicles. It intends to double the size of the facility as part of a £450 million expansion program over the next few years, bringing its total investment in the EMC to £1 billion.

In addition to its facilities in Solihull, Castle Bromwich and Halewood, JLR is pursuing investments in the following automotive manufacturing facilities:

•	United Kingdom: At Prologis Park in Ryton, near Coventry, it has established a Special Vehicle Operations Technical Centre with an investment of approximately £20 million. The facility is Jaguar Land Rover’s global center of excellence for the creation of high-end luxury bespoke commissions and extreme performance vehicles by a team of 180 Jaguar Land Rover specialists. Vehicles such as the Jaguar F-TYPE Project 7 have been created by Special Operations and customer deliveries of limited edition models have begun.

As part of its Special Operations division, Jaguar’s Heritage workshop at Browns Lane in Coventry offers restoration and servicing of customers’ classic cars and has built six new lightweight Jaguar E-TYPEs, each assigned one of the remaining chassis numbers originally allocated in 1963 to the intended 18-car “Special GT E-TYPE” project, of which just 12 were built.

•	China: JLR also entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque by its China Joint Venture began at the end of 2014 and sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015 and sales commenced in November 2015. This was followed by the long wheel base Jaguar XF (the XFL) for which sales commenced in September 2016. The plant has a production capacity of 130,000 vehicles per year.

•	Brazil: In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant opened in June 2016 and the production of the new Discovery Sport and the Range Rover Evoque has now commenced.

•	Austria: In July 2015, JLR agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc., to build vehicles in Graz, Austria starting with I-PACE.

•	Slovakia: In December 2015, JLR concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia with an initial capacity of 150,000 vehicles which will manufacture a range of all-new aluminum Jaguar Land Rover vehicles with the all-new Land Rover Discovery expected to be produced in late 2018. The manufacturing facility represents an investment of £1 billion with potential further investment of £500 million to increase the capacity of the facility to 300,000 vehicles per year over the next ten years.

In addition to its automotive manufacturing facilities, JLR has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design center for Jaguar, the engineering center for its powertrain, and other test facilities and its global headquarters, including its commercial and central staff functions. The facility located at Gaydon is the design center for Land Rover and the vehicle engineering center, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 14,300 employees as at September 30, 2016. JLR is in the process of consolidating most of its design and engineering centers at Gaydon and all administrative offices at Whitley to maximize office capacity and to support its new business plans.

In addition to its manufacturing, design/engineering and workshop facilities in the United Kingdom, JLR has property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. JLR considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. It believes that there are no material environmental issues that may affect its utilization of these assets.

The following table sets out information with respect to JLR’s principal facilities and properties as at September 30, 2016.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom

Solihull	Land Rover	Freehold	Automotive vehicles & components

Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components

Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components

Gaydon	Land Rover	Freehold	Product development

Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development

Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)

Outside United Kingdom

Changshu, China	Chery Jaguar Land Rover Automotive Co., Ltd.	Freehold and leasehold(1)	Product development, automotive vehicles & components

Rio De Janeiro, Brazil	Jaguar Land Rover Brazil	Freehold	Automotive vehicles & components

(1)	Chery Jaguar Land Rover Automotive Co., Ltd. owns the facility (including buildings and equipment) in freehold but leases the underlying land from the Chinese government.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China. The purpose of its China Joint Venture is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Local production of the Range Rover Evoque by its China Joint Venture began at the end of 2014 and local sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015, which went on sale in November 2015 followed by the long wheel base Jaguar XF (the XFL) which went on sale in September 2016. JLR has committed to invest CNY3.5 billion of equity capital in its China Joint Venture, representing 50% of the share capital and voting rights of its China Joint Venture. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012. In the six months ended September 30, 2016, the China Joint Venture declared its first dividend of CNY1.2 billion, of which Jaguar Land Rover’s share was CNY0.6 billion.

JLR’s China Joint Venture has invested a total of CNY10.9 billion, which is being funded at the outset through a combination of debt and equity, in connection with the joint venture, which includes a manufacturing plant in Changshu, an R&D center and an engine production facility. JLR believes the joint venture combines its heritage and expertise with Chery Automobile Company Ltd.’s knowledge and expertise of the local Chinese market.

The China Joint Venture plant has a production capacity of 130,000 vehicles per year.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest approximately £240 million into a production facility in Rio de Janeiro in Brazil. The construction of the premium vehicle manufacturing facility began in December 2014 and the facility was opened in June 2016. The new plant produces the new Discovery Sport and the Range Rover Evoque and has a capacity to build 24,000 vehicles annually for the Brazilian market.

Sales and Distribution

JLR distributes its vehicles in approximately 124 markets across the world for Jaguar and approximately 136 markets across the world for Land Rover. Sales locations for its vehicles are operated as independent franchises. JLR is represented in its key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

JLR’s products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. JLR does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business.

JLR’s global sales and distribution network comprises 20 NSCs, 78 importers in 86 importer markets, 15 export partners and 1,585 franchise sales dealers, of which 1,097 are joint Jaguar and Land Rover dealers.

Financing Arrangements and Financial Services Provided

JLR has entered into arrangements with third-party financial service providers to make vehicle financing available to its customers covering its largest markets by volume, including notably the United States, the United Kingdom, Europe and China. It does not offer vehicle financing on its own account but rather through a series of exclusive partnership arrangements with market-leading banks and finance companies in each market, including Black Horse (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Credit Agricole) in Europe (excluding Russia), and Chase Auto Finance in the United States.

JLR typically signs a medium-term service level agreement with its strategic partners for the provision of retail finance, retail leasing and dealer wholesale financing. For instance, in 2008, it entered into five-year agreements with FCA Bank S.p.A. and Chase Auto Finance. In 2012 JLR renewed the Chase Auto Finance agreement in the United States and in 2014, the FCA Bank S.p.A. agreement in Europe. In the final quarter of Fiscal 2014, it entered into a six-year arrangement with Black Horse for the United Kingdom market. The financial services are supplied by its partners in accordance with a number of specifications involving, among others, product development, pricing, speed of delivery and profitability. These arrangements are managed in the United Kingdom by a team of its employees, which is responsible for ensuring on-going compliance with the standards and specifications agreed with its partners. For wholesale financing, JLR typically provides an interest-free period to cover an element of the dealer network-stocking period. It works closely with its finance partners to maximize funding lines available to dealers in support of its business objectives.

Because JLR does not offer vehicle financing on its own account, it has no balance sheet exposure to vehicle financing other than a limited number of residual value risk-sharing arrangements in North America and Germany. The finance partner funds the portfolio and, in most cases, assumes the credit and residual value risks that arise from the portfolio. Profit-sharing agreements are in place with each partner, and they are typically linked to the volume growth of new business and the return on equity generated from the portfolio.

Legal Proceedings

JLR is not aware of any governmental, legal or arbitration proceedings (including the claims described above and any threatened proceedings of which it is aware) which, either individually or in the aggregate, would have a material adverse effect on its financial condition, results of operations or cash flow.

Other Taxes and Dues

During the year ended March 31, 2015 JLR’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£40 million at September 30, 2016 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly no provision has been recognized in the financial statements.

Significant Environmental, Health, Safety and Emissions Issues

JLR’s business is subject to increasingly stringent laws and regulations governing environmental protection, health, safety (including vehicle safety) and vehicle emissions, and increasingly stringent enforcement of these laws and regulations. JLR monitors environmental requirements in respect of both its production facilities and its vehicles, and have plans to reduce the average CO2 emissions of its vehicle fleet through the introduction of sustainable technologies, including modular lightweight vehicle architectures, smaller and more fuel efficient SUVs and development of technologies that use hybrid and alternative fuels. While JLR has plans to reduce emissions, the risk remains that constantly evolving legislation in this area may impose requirements in excess of currently planned actions and consumers may demand further fuel efficiency and reduction in emissions.

Environmental, health and safety regulation applicable to JLR’s production facilities

As an automobile company, JLR’s production facilities are subject to extensive governmental regulations regarding, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent and compliance costs may be significant. In addition, JLR has significant sales in the United States and Europe which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for JLR. While JLR is pursuing various technologies in order to meet the required standards in the various countries in which it operates, the costs of compliance with these required standards can be significant to its operations and may adversely impact its results of operations.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by JLR by type of contract.

	As at September 30
	2015	2016
Salaried	13,484	15,527
Hourly	16,251	17,620

Total permanent	29,735	33,147
Agency	7,225	6,704

Total	36,960	39,851

As at September 30, 2016, JLR employed 39,851 employees worldwide, including agency personnel. Of the 39,851 employees, approximately 2,800 were employed overseas. Hourly paid employees are hired as agency workers for the first 12 months and then move onto a fixed-term contract for a further 12 months, before being hired as permanent employees.

Board of Directors

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Andrew M. Robb	Non-Executive Director	September 2, 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	September 9, 1955	2010
Nasser Mukhtar Munjee	Director	November 18, 1952	2012
Chandrasekaran Ramakrishnan	Director	June 27, 1955	2013

Major Shareholders of JLR

As at September 30, 2016, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital JLR:

Name of shareholder of JLR	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at September 30, 2016, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
TML (India)	2,511,659,418	100

Major Shareholders of TML

TML is a widely held, listed company with approximately 443,751 shareholders of ordinary shares and 88,859 shareholders of ‘A’ ordinary shares of record, as at September 30, 2016. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at September 30, 2016, the largest shareholder of TML was Tata Sons and its subsidiaries, which held 29.44% of the voting rights.